News

FOR IMMEDIATE RELEASE
BMO FINANCIAL GROUP REPORTS FIRST QUARTER RESULTS
Toronto, March 1, 2007 – BMO Financial Group today reported financial results for its first quarter ended January 31, 2007.
Year-over-Year Operating Highlights:
•	Net income of $585 million, down $21 million or 3.4%. Excluding[1] a previously-announced $135 million ($88 million after tax) restructuring charge, net income was $673 million, up $67 million or 11%

•	EPS[2] of $1.13 and cash EPS[3] of $1.15, both down $0.04 or 3.4%. Excluding the $0.17 impact of the restructuring charge, EPS was $1.30 and cash EPS was $1.32, both up $0.13 or 11%

•	ROE of 15.7%, compared with 17.8% last year. Excluding the restructuring charge, ROE was 18.0%

•	The restructuring charge included in results consisted of $117 million for severance-related costs in respect of the planned elimination of approximately 1,000 primarily non-customer-facing positions and $18 million of other non-employee-related costs

•	Announced on March 1, 2007 a $0.03 per share dividend increase, raising quarterly common share dividends to $0.68 per share, up 4.6% from the first quarter and 28% from a year ago
Tony Comper, on his last day as President and Chief Executive Officer of BMO Financial Group, said, “This is my final report on results as BMO’s CEO. I’m pleased to report that net income increased appreciably from a year ago, excluding the restructuring charge we announced at the end of January. I have great faith that Bill Downe and his leadership team will build on this and lead BMO forward to achieve our goals.”
The impact of solid broad-based volume growth in P&C Canada and Private Client Group was partially offset by increased costs associated with the front-line sales and service staff we added in the latter half of last year to generate future sales growth. Investment Banking Group’s earnings were good but declined, as trading revenues were at record levels a year ago amid high volatility in the energy sector. P&C U.S. again benefited from growth in personal and commercial loans but continues to be affected by margin pressures.

1	Results stated on a basis that excludes the restructuring charge are Non-GAAP measures. Please see the Non-GAAP Measures section.
2	All Earnings per Share (EPS) measures in this release refer to diluted EPS unless specified otherwise.
3	The adjustments that change results under generally accepted accounting principles (GAAP) to cash results and GAAP revenue and income taxes to a taxable equivalent basis (teb) are outlined in the Non-GAAP Measures section in the Financial Performance Review, where all non-GAAP measures and their closest GAAP counterparts are outlined. Revenues and income taxes in the financial statements are stated in accordance with GAAP. Otherwise, all revenues and income taxes and measures that include revenues or income taxes in this document are stated on a taxable equivalent basis.

® Registered trade-mark of Bank of Montreal.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal, together with its subsidiaries.

Reported results declined from the fourth quarter of 2006 due to reduced earnings in our Corporate Services group, in part due to the current quarter’s restructuring charge. Corporate Services’ results in the fourth quarter benefited from an unusually low tax rate and a reduction in the general allowance for credit losses. However, earnings in each of our client operating groups were stronger in the current quarter, bouncing back from soft results in the fourth quarter.
Bill Downe, BMO’s incoming President and Chief Executive Officer, remarked that, “I’m very pleased with our broad-based growth this quarter. We had high-quality earnings in each of our operating groups. There was favourable operating leverage as revenue growth exceeded expense growth, and provisions for credit losses remain low and stable.
“P&C Canada and Private Client Group performed well with revenue growth in most product areas and P&C Canada generated increased market share in some of our key segments. Results this quarter provide a great foundation for the future and I’m focused on the opportunity to make this great company even better.”
Operating Segment Overview
P&C Canada
Net income increased $30 million or 12% from a year ago to $292 million, as solid revenue growth was partially offset by higher expenses, in part related to the increase in front-line sales and service staff in the latter half of 2006 and higher depreciation from the prior year’s investments. Relative to the fourth quarter, net income increased $20 million or 7.1% due to volume growth and effective expense management. Year-over-year revenue growth outpaced expense growth by 2.3 percentage points and net interest margin held firm relative to a year ago and the fourth quarter.
In the personal banking business we have been focusing on volume growth in high-spread products with strong linkage to customer relationships. This has contributed to stable margins in the quarter and profitable volume growth in personal loans and cards. Mortgage growth has slowed due to our decision to favour relationship-focused, branch-originated mortgages over our third party mortgage portfolio, which is declining. In December, we completed the acquisition of bcpbank Canada, the first choice in financial services for the Portuguese-Canadian community in the greater Toronto area. We enhanced our distribution network and for 2007, we plan to open 15 branches, redevelop or relocate another 30 and close five. In the current quarter, we redeveloped or relocated five branches and closed one. We completed our initiative to replace our entire network of ABMs; our new machines include new customer service features that make banking from an ABM faster and simpler.
In the commercial banking segment, there was strong year-over-year loan growth of 6.8%. We continue to view this as an area of competitive strength as BMO ranks second in Canadian business banking market share. P&C Canada has an integrated client service approach and a broad spectrum of product offers to be a market leader in this segment. The launch of a new loan product focused on the less than $1 million category and the establishment of commercial operating units in our three largest urban markets: Toronto, Montreal and Vancouver, in 2006 are evidence of our focus on the commercial segment.
P&C U.S.
Net income was $29 million, a decline of $4 million or 14% from a year ago, but up $5 million or 22% from the fourth quarter. Good personal and commercial loan and deposit volume growth and a stronger U.S. dollar improved revenues, although spread compression reduced this impact. Expenses grew compared to a year ago, in support of business volume increases and due to increased operating costs for our new branch technology platform. Expenses were lower relative to the fourth quarter, contributing strongly to improved performance.
We generated good loan growth despite weaker housing markets in a slowing economy, but the impact of this growth was offset by spread compression. Spread compression was caused by competitive pressures on pricing and changes in loan and deposit mix as customer preferences have shifted from high-spread to lower-spread loan and deposit products. We made good progress on controlling expenses, as net income increased 22% from the fourth quarter. We anticipate reducing our staffing levels, as part of the restructuring charge we announced. We also plan to slow our new branch openings and now anticipate opening three to five new branches this year. We continue to optimize our branch structure, closing one location and announcing an additional branch closure in the quarter.
In early January, we completed the acquisition of First National Bank & Trust, a 32-branch community bank with locations in Indianapolis and surrounding communities, the second-fastest growing market in the U.S. Midwest. The acquisition increases the number of Harris locations to 233, taking us closer to our goal of 350 to 400 locations across the U.S. Midwest. Business Banking announced expansion to the Phoenix market during the quarter. Harris has been a part of the Arizona market for more than 30 years through its wealth management group, Harris Private Bank. Many of the Private Bank’s clients are also business owners, making this a natural extension of the organization’s services. Business Banking loan production offices are also being established in Milwaukee and Indianapolis.
Private Client Group
Net income was $95 million, an increase of $4 million or 4.2% from a year ago and $11 million or 13% from the fourth quarter. Growth across all lines of business produced solid overall revenue growth. The benefits of this growth were partially offset by increased expenses due to higher revenue-based costs and continued investment in our sales force and U.S. investment management business to drive future revenue growth.
There were a number of customer service awards and initiatives in the quarter. BMO Harris Private Banking was selected Best Local Private Bank in Canada in Euromoney Magazine’s Global Survey of private banking services, the fourth consecutive year that the private bank has been recognized with one of the magazine’s most prestigious awards. BMO Mutual Funds was awarded the 2006 Mutual Fund Service Award by Dalbar, Inc., a leading financial services research firm. We won top honours for best overall customer service in both the English and French-language categories. BMO InvestorLine enhanced its online investing service, providing research from the top-ranked equity research group in Canada, BMO Capital Markets. BMO Term Investments launched three new market-linked GIC’s under the banner, BMO Progressive GICs. These new products offer customers the ability to safely access potentially higher returns through participation in equity markets while retaining the benefits of principal protection.
Investment Banking Group
Net income decreased $3 million or 1.6% to $219 million, as trading revenues declined from the all time highs of a year ago. Net income rose $31 million or 17% from the fourth quarter, reflecting strong growth in trading, equity underwriting and commission revenues. These factors offset the impact of higher performance-based compensation costs in the current quarter and a low effective tax rate in the fourth quarter.
In our Investment and Corporate Banking business we continued to grow corporate banking assets, with average loans and acceptances, excluding securities purchased under resale agreements, increasing $5.7 billion or 35% year-over-year. Much of this growth has taken place in the United States. Undrawn credit commitment levels have continued to increase which should provide continued momentum for growth in corporate loans. We were sole lead on a $1 billion bridge loan for Borealis Infrastructure Management Inc. to support its acquisition of MDS Diagnostic Services for $1.3 billion. Although this loan was advanced in February, it is an example of the activities in the quarter that contributed to our loan growth. Loan spreads continue to be challenged in a competitive marketplace.
During the quarter BMO Capital Markets continued to demonstrate its Canadian leadership in high-return fee businesses, participating in 139 new issues including 42 corporate debt deals, 7 issues of preferred shares, 71 common equity transactions and 19 government debt issues, raising a total of $40.9 billion. We also acted as financial advisor on several significant M&A transactions. We advised the special committee of Bema Gold Corporation on its $3.1 billion sale to Kinross Gold Corporation and were the strategic advisor to Goldcorp Inc. on its $9.9 billion acquisition of Glamis Gold Ltd., creating one of the world’s largest gold mining companies. We also advised Calpine Power Income Fund on its restructuring and hostile takeover defence, which resulted in an increased $875 million bid from Harbinger Capital.
There was significant growth in our trading products businesses this quarter, as evidenced by increases in securities purchased under resale agreements and in investment and trading securities, as compared to both the prior year and preceding quarter. This growth is consistent with our strategy of expanding our trading activities in 2007. During the quarter, our Structured Products team launched the three new principal protected structured GICs that were developed in conjunction with Private Client Group and marketed through the BMO Bank of Montreal branch network.

Annual Targets for 2007*		Performance to January 31, 2007*

*Excluding a restructuring charge of $135 million
*Excluding restructuring charge		($88 million after tax and $0.17 per share)

•	5% to 10% EPS growth from a base of $5.11	•	EPS of $1.30, up 11% from $1.17 a year ago
(excluding changes in the general allowance)
•	ROE of 18% to 20%	•	ROE of 18.0% annualized
•	Specific provision for credit losses of $400	•	Specific provision for credit losses of $52 million
million or less

We now anticipate specific provisions of $325
million or less in fiscal 2007

•	Improve our cash productivity ratio by 100	•	Cash productivity ratio improved 72 basis points year-
	to 150 basis points		over-year

The above table contains forward looking statements. Please see the Caution Regarding Forward-Looking Statements on page 7.

FIRST QUARTER 2007 MANAGEMENT’S DISCUSSION AND ANALYSIS (MD&A)
MD&A commentary is as of March 1, 2007. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP). The MD&A should be read in conjunction with the unaudited consolidated financial statements for the period ended January 31, 2007, included in this document, and the annual MD&A for the year ended October 31, 2006, included in BMO’s 2006 Annual Report. The material that precedes this section comprises part of this MD&A.
Summary Data – As Reported
(Canadian $ in millions, except per share data and as noted)

		Increase/(Decrease)		Increase/(Decrease)
	Q1-2007		vs. Q1-2006		vs. Q4-2006

Revenue per financial statements	2,575	94	4%	114	5%
Taxable equivalent basis (teb) adjustment	39	8	26%	6	16%

Revenue (teb) (1)	2,614	102	4%	120	5%
Specific provision for credit losses	52	—	—	1	2%
Reduction of the general allowance	—	—	—	35	+100%

Total provision for credit losses	52	—	—	36	+100%
Non-interest expense	1,625	45	3%	12	1%
Restructuring charge	135	135	+100%	135	+100%

Total non-interest expense	1,760	180	11%	147	9%
Income taxes per financial statements	159	(65)	(29%)	42	35%
Taxable equivalent basis adjustment	39	8	26%	6	16%

Income taxes (teb) (1)	198	(57)	(23)%	48	31%
Non-controlling interest in subsidiaries	19	—	—	—	—
Net income	585	(21)	(4%)	(111)	(16%)

Amortization of intangible assets (after tax)	9	—	—	—	—
Cash net income (1)	594	(21)	(3%)	(111)	(16%)
Earnings per share — basic ($)	1.15	(0.04)	(3%)	(0.22)	(16%)
Earnings per share — diluted ($)	1.13	(0.04)	(3%)	(0.22)	(16%)
Cash earnings per share — diluted ($) (1)	1.15	(0.04)	(3%)	(0.22)	(16%)
Return on equity (ROE)	15.7%		(2.1%)		(3.7%)
Cash ROE (1)	15.9%		(2.2%)		(3.7%)
Productivity ratio	68.4%		4.7%		2.9%
Productivity (teb) ratio (1)	67.3%		4.4%		2.7%
Cash productivity (teb) ratio (1)	66.9%		4.5%		2.7%
Net interest margin on earning assets	1.64%		(0.22%)		(0.14%)
Net interest margin on earning assets (teb) (1)	1.70%		(0.21%)		(0.13%)
Effective tax rate	20.76%		(5.64%)		6.69%
Effective tax rate (teb) (1)	24.63%		(4.36%)		7.20%

Net income:
Personal and Commercial Banking	321	26	9%	25	8%
P&C Canada	292	30	12%	20	7%
P&C U.S.	29	(4)	(14%)	5	22%
Private Client Group	95	4	4%	11	13%
Investment Banking Group	219	(3)	(2%)	31	17%
Corporate Services, including Technology and Operations (T&O)	(50)	(48)	(+100%)	(178)	(+100%)

BMO Financial Group	585	(21)	(4%)	(111)	(16%)

(1)	These are non-GAAP amounts or non-GAAP measures. Please see footnotes 1 and 3 to the preceding Operating Highlights and the Non-GAAP Measures section in the Financial Performance Review, which outline the use of non-GAAP measures in this document.

Summary Data – Excluding Restructuring Charge (1)
(Canadian $ in millions, except per share data and as noted)

		Increase/(Decrease)		Increase/(Decrease)
	Q1-2007		vs. Q1-2006		vs. Q4-2006

Revenue per financial statements	2,575	94	4%	114	5%
Taxable equivalent basis (teb) adjustment	39	8	26%	6	16%

Revenue (teb) (2)	2,614	102	4%	120	5%
Specific provision for credit losses	52	—	—	1	2%
Reduction of the general allowance	—	—	—	35	+100%

Total provision for credit losses	52	—	—	36	+100%
Non-interest expense	1,625	45	3%	12	1%
Income taxes per financial statements — before restructuring charge (2)	206	(18)	(8%)	89	76%
Taxable equivalent basis adjustment	39	8	26%	6	16%

Income taxes (teb) (2)	245	(10)	(4%)	95	62%
Non-controlling interest in subsidiaries	19	—	—	—	—
Net income	673	67	11%	(23)	(3%)

Amortization of intangible assets (after tax)	9	—	—	—	—
Cash net income (2)	682	67	11%	(23)	(3%)
Earnings per share — basic ($) (2)	1.33	0.14	12%	(0.04)	(3%)
Earnings per share — diluted ($) (2)	1.30	0.13	11%	(0.05)	(4%)
Cash earnings per share — diluted ($) (2)	1.32	0.13	11%	(0.05)	(4%)
Return on equity (ROE) (2)	18.0%		0.2%		(1.4%)
Cash ROE (2)	18.3%		0.2%		(1.3%)
Productivity ratio (2)	63.1%		(0.6%)		(2.4%)
Productivity (teb) ratio (2)	62.1%		(0.8%)		(2.5%)
Cash productivity (teb) ratio (2)	61.7%		(0.7%)		(2.5%)
Net interest margin on earning assets	1.64%		(0.22%)		(0.14%)
Net interest margin on earning assets (teb) (2)	1.70%		(0.21%)		(0.13%)
Effective tax rate (2)	22.90%		(3.50%)		8.83%
Effective tax rate (teb) (2)	26.12%		(2.87%)		8.69%

Net income:
Personal and Commercial Banking	321	26	9%	25	8%
P&C Canada	292	30	12%	20	7%
P&C U.S.	29	(4)	(14%)	5	22%
Private Client Group	95	4	4%	11	13%
Investment Banking Group	219	(3)	(2%)	31	17%
Corporate Services, including Technology and Operations (T&O) (2)	38	40	+100%	(90)	(69%)

BMO Financial Group (2)	673	67	11%	(23)	(3%)

(1)	All data in the above table excludes the impact of the $135 million ($88 million after tax) restructuring charge in the first quarter of 2007. All results that exclude the restructuring charge are non-GAAP items. The table that precedes the above table is prepared on an ‘as reported basis’, including the restructuring charge.

(2)	These are non-GAAP amounts or non-GAAP measures. Please see footnotes 1 and 3 to the preceding Operating Highlights and the Non-GAAP Measures section in the Financial Performance Review, which outline the use of non-GAAP measures in this document.

Caution Regarding Forward-Looking Statements
Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the ‘safe harbor’ provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2007 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian and U.S. economies.
By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.
The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic conditions in the countries in which we operate; interest rate and currency value fluctuations; changes in monetary policy; the degree of competition in the geographic and business areas in which we operate; changes in laws; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions; critical accounting estimates; operational and infrastructure risks; general political conditions; global capital market activities; the possible effects on our business of war or terrorist activities; disease or illness that impacts on local, national or international economies; disruptions to public infrastructure, such as transportation, communications, power or water supply; and technological changes.
We caution that the foregoing list is not exhaustive of all possible factors. Other factors could adversely affect our results. For more information, please see the discussion on pages 28 and 29 of BMO’s 2006 Annual Report, which outlines in detail certain key factors that may affect BMO’s future results. When relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf.
Assumptions about the performance of the Canadian and U.S. economies in 2007 and how that will affect our businesses were material factors we considered when setting our strategic priorities and objectives and in determining our financial targets, including provisions for credit losses. Key assumptions included that the Canadian and U.S. economies would expand at a moderate pace in 2007 and that inflation would remain low. We also assumed that interest rates in 2007 would remain little changed in Canada but decline in the United States and that the Canadian dollar would hold onto its value relative to the U.S. dollar. Although the U.S. dollar strengthened relative to the Canadian dollar in the first quarter, we believe that our other assumptions are valid. We have continued to rely upon those assumptions and the views outlined in the following Economic Outlook in considering our ability to achieve our 2007 targets. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies. Tax laws in the countries in which we operate, primarily Canada and the United States, are material factors we consider when determining our sustainable effective tax rate.
Management’s Responsibility for Financial Information
A rigorous and comprehensive financial governance framework is in place at BMO and its subsidiaries at both the management and board levels. Each year, BMO’s Annual Report contains a statement signed by the President & Chief Executive Officer (CEO) and the Chief Financial & Administrative Officer (CFAO) outlining management’s responsibility for financial information contained in the report. BMO filed certifications, signed by the CEO and CFAO, with the Canadian Securities Administrators and the SEC in the United States in December 2006 when we filed our Annual Report and other annual disclosure documents. In those filings, BMO’s CEO and CFAO certify, as required in Canada by Multilateral Instrument 52-109 (Certification of Disclosure in Issuers’ Annual and Interim Filings) and in the United States by the Securities and Exchange Act of 1934, the appropriateness of the financial disclosures in our annual filings and the effectiveness of our disclosure controls and procedures.
As part of our annual assessment process, BMO Financial Group’s management, including the CEO and CFAO, evaluated the effectiveness of our internal control over financial reporting using the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that internal control over financial reporting was effective as of October 31, 2006. BMO’s CEO and CFAO certified the foregoing, as required in the United States by the Securities and Exchange Act of 1934.
BMO’s CEO and CFAO will certify the appropriateness of the financial disclosures in our interim MD&A and unaudited interim consolidated financial statements for the period ended January 31, 2007. They will also certify that they are responsible for the design of disclosure controls and procedures and internal control over financial reporting. There have been no changes in internal control over financial reporting during the quarter ended January 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
As in prior quarters, BMO’s audit committee reviewed this document, including the attached unaudited interim consolidated financial statements, and BMO’s Board of Directors approved the document prior to its release.
A comprehensive discussion of our businesses, strategies and objectives can be found in Management’s Discussion and Analysis in BMO’s 2006 Annual Report, which can be accessed on our web site at www.bmo.com/investorrelations. Readers are also encouraged to visit the site to view other quarterly financial information.

Regulatory Filings
Our continuous disclosure materials, including our interim filings, annual MD&A and audited consolidated financial statements, our Annual Information Form and the Notice of Annual Meeting of Shareholders and Proxy Circular are available on our web site at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ web site at www.sedar.com and on the EDGAR section of the SEC’s web site at www.sec.gov.
Economic Outlook
We continue to anticipate that the Canadian economy will grow at a moderate pace in 2007. Housing market activity is expected to continue slowing as past increases in interest rates dampen sales and construction, tempering growth in residential mortgages. In contrast, in response to healthy corporate balance sheets, business investment should stay strong, supporting growth in business loans. Although the manufacturing sector has been weak, manufacturers and exporters should benefit from the recent softness in the Canadian dollar. The currency is forecast to trade around 85 cents U.S. this year. Interest rates are likely to remain fairly stable in an environment of low inflation and moderate growth. Western Canada should continue to lead the nation’s performance due to elevated resource prices. However, Central and Atlantic Canada should see some improvement in manufacturing activity.
The U.S. economy is projected to grow moderately in 2007. Although the correction in housing markets appears to be stabilizing, it will likely continue to weigh on demand for residential mortgages this year. In contrast, continued strength in business investment, supported by rising corporate profits, should foster growth in business loans. Although the U.S. dollar strengthened relative to the Canadian dollar in the first quarter, it weakened relative to most major currencies. It is expected to continue to depreciate against most major currencies in the near term as a result of the large U.S. trade deficit and possible diversification of China’s foreign exchange reserves. The Midwest economy is anticipated to strengthen through the year as manufacturing activity benefits from the weaker dollar.
This Economic Outlook section contains forward looking statements. Please see the Caution Regarding Forward Looking Statements on page 7.
FINANCIAL PERFORMANCE REVIEW
Non-GAAP Measures
BMO uses both GAAP and certain non-GAAP measures to assess performance. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies. The following table reconciles the non-GAAP measures, which management regularly monitors, to their GAAP counterparts.
Management discloses amounts on a basis that adjusts for the impact of a restructuring charge recorded in the first quarter of 2007. The charge related to severance costs for the planned elimination of approximately 1,000 primarily non-customer-facing positions and other non-employee-related costs. Amounts and measures stated on this basis are considered useful as they are more reflective of ongoing operating results.
Cash earnings and cash productivity measures may enhance comparisons between periods when there has been an acquisition, particularly because the purchase decision may not consider the amortization of intangible assets to be a relevant expense. Cash EPS measures are also disclosed because analysts often focus on this measure, and cash EPS is used by Thomson First Call to track third-party earnings estimates that are frequently reported in the media. Cash measures add the after-tax amortization of intangible assets to GAAP earnings to derive cash net income (and associated cash EPS) and deduct the amortization of intangible assets from non-interest expense to derive cash productivity measures.
BMO, like many banks, analyzes revenue, and ratios computed using revenue, on a taxable equivalent basis (teb). This basis includes an adjustment that increases GAAP revenues and the GAAP provision for income taxes by an amount that would raise revenues on certain tax-exempt securities to a level equivalent to amounts that would incur tax at the statutory rate. The effective income tax rate is also analyzed on a taxable equivalent basis for consistency of approach. Analysis on a taxable equivalent basis neutralizes the impact on ratios of investing in tax exempt or tax-advantaged securities rather than fully-taxable securities with higher yields. It reduces distortions in ratios between periods and between institutions related to the choice of tax-advantaged and taxable investments. In this MD&A, all revenues and tax amounts and related ratios are stated on a taxable equivalent basis, unless indicated otherwise.
BMO’s corporate banking operations in the United States are concentrated among mid-market corporate clients, which BMO manages and reports in its Investment Banking Group operations because of the enhanced opportunities to cross-sell products. BMO’s North American peer group typically includes similar businesses in their personal and commercial banking units. We provide supplemental information that reflects the inclusion of this U.S.-based mid-market business in P&C U.S. on a pro-forma basis.
Net economic profit represents cash net income available to common shareholders, less a charge for capital, and is considered an effective measure of economic value added.

GAAP and Related Non-GAAP Measures used in the MD&A
   (Canadian $ in millions, except as noted)

	Q1-2007	Q4-2006	Q1-2006

Net interest income per financial statements (a)	1,196	1,215	1,182
Non-interest revenue	1,379	1,246	1,299

Revenue per financial statements (b)	2,575	2,461	2,481

Taxable equivalent basis (teb) adjustment (c)	39	33	31

Net interest income (teb) (a+c) (d) (1)	1,235	1,248	1,213
Non-interest revenue	1,379	1,246	1,299

Revenue (teb) (e) (1)	2,614	2,494	2,512

Provision for income taxes per financial statements (f)	159	117	224
Taxable equivalent basis adjustment	39	33	31

Provision for income taxes (teb) (g) (1)	198	150	255

Non-interest expense (h)	1,625	1,613	1,580
Restructuring charge (i)	135	—	—

Total non-interest expense (j)	1,760	1,613	1,580
Amortization of intangible assets	(11)	(11)	(11)

Cash-based expense (k) (1)	1,749	1,602	1,569

Net income (l)	585	696	606
Amortization of intangible assets, net of income taxes	9	9	9

Cash net income (m) (1)	594	705	615
Preferred share dividends	(9)	(8)	(8)
Charge for capital (1)	(385)	(372)	(353)

Net economic profit (1)	200	325	254

Productivity ratio (%) ((j/b) x 100)	68.4	65.5	63.7
Productivity (teb) ratio (1) (%) ((j/e) x 100)	67.3	64.6	62.9
Cash productivity (teb) ratio (1) (%) ((k/e) x 100)	66.9	64.2	62.4
Net interest margin annualized (%) ((a/average earning assets) x 100)	1.64	1.78	1.86
Net interest margin (teb) annualized (1) (%) ((d/average earning assets) x 100)	1.70	1.83	1.91
EPS (uses net income) ($)	1.13	1.35	1.17
Cash EPS (1) (uses cash net income) ($)	1.15	1.37	1.19
Effective tax rate (f/income before income taxes)	20.8	14.1	26.4
Effective tax rate (teb) (1) (g/income before income taxes)	24.6	17.4	29.0

Restructuring charge (i)	135	—	—
Income taxes thereon	47	—	—

Restructuring charge net of income taxes (n)	88	—	—

Measures on a basis that excludes the restructuring charge (1)
Cash-based expense (k-i)	1,614	1,602	1,569
Net income (l-n)	673	696	606
Cash net income (m-n)	682	705	615
Productivity ratio (teb) (%) (((j-i)/e) x 100)	62.1	64.6	62.9
Cash productivity ratio (teb) (%) (((k-i)/e) x 100)	61.7	64.2	62.4
EPS (uses net income excluding restructuring charge)	1.30	1.35	1.17
Cash EPS (uses cash net income excluding restructuring charge)	1.32	1.37	1.19
ROE (%) (uses net income excluding restructuring charge)	18.0	19.4	17.8

(1)	These are non-GAAP amounts or non-GAAP measures.

Foreign Exchange
The Canadian dollar equivalents of BMO’s U.S.-dollar-denominated revenues, expenses, provision for credit losses, income taxes and net income in the first quarter of 2007 were increased relative to the comparable period a year ago and to the fourth quarter by the strengthening of the U.S. dollar. The following table indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in the rates. At the start of each quarter, BMO enters into hedging transactions that are expected to partially offset the pre-tax effects of exchange rate fluctuations in the quarter on our U.S. dollar net income for that quarter. As such, these activities partially mitigate the impact of exchange rate fluctuations within a single quarter; hedging transactions are not, however, designed to offset the impact of year-over-year fluctuations in exchange rates.
The gain or loss from hedging transactions in future periods will be determined by both future currency fluctuations and the amount of underlying future hedging transactions, since the transactions are entered into each quarter in relation to expected U.S. dollar denominated net income for the next three months. The effect of currency fluctuations on our investments in foreign operations is discussed in the Income Taxes section.
Effects of U.S. dollar exchange rate fluctuations on BMO’s results

		Q1-2007
(Canadian $ millions, except as noted)		vs. Q1-2006	vs. Q4-2006

Canadian/U.S. dollar exchange rate (average)	---Current period	1.1617	1.1617
	---Prior period	1.1562	1.1153

Increased revenue		3	24
Increased expense		(2)	(17)
Increased provision for credit losses		—	—
Increased income taxes		—	(2)

Increased net income before hedging losses		1	5
Hedging losses		(7)	(7)
Income taxes thereon		2	2

Decreased net income		(4)	—

Other Value Measures
Net economic profit was $200 million (see the Non-GAAP Measures section), compared with $254 million in the first quarter of 2006 and $325 million in the fourth quarter. The changes were largely due to the restructuring charge and a higher charge for our increased capital.
The total shareholder return (TSR) on an investment in BMO common shares was 1.7% in the first quarter and 6.0% for the twelve months ended January 31, 2007. BMO’s average annual TSR for the five-year period ended January 31, 2007 was 17.8%, the 4th best of the banks and above the comparable S&P/TSX Composite average annual total return of 13.4%.
Net Income
Net income and variances in net income between periods were reviewed in the preceding Operating Highlights and Operating Segment Overview. An analysis of net income by major financial statement category follows. This is then followed by a more detailed review by operating segment in the Review of Operating Groups’ Performance.
Net income from U.S.-based businesses totalled US$83 million in the first quarter of 2007, compared with US$111 million a year ago and US$89 million in the fourth quarter. The decline from a year ago was due to high levels of commodity derivatives trading revenues in the first quarter of 2006 and the US$18 million (US$11 million after tax) (CDN$20 million and CDN$13 million, respectively) restructuring charge recorded in our U.S. results in the current quarter, partially offset by a lower effective tax rate in the current quarter.
Revenue
As explained in the preceding Non-GAAP Measures section, BMO, like many banks, analyzes revenue on a taxable equivalent basis (teb) and all revenues and ratios computed using revenue in this MD&A are stated on that basis.

Total revenue increased $102 million or 4.1% from a year ago, driven by solid broad-based volume growth in P&C Canada and Private Client Group. Investment Banking Group revenue fell, as trading revenues were at historic highs in the first quarter of 2006. The U.S. dollar strengthened slightly from a year ago but had minimal impact on revenue growth.
Total revenue increased $120 million or 4.8% from the fourth quarter, driven by growth in Private Client Group and Investment Banking Group. The stronger U.S. dollar increased revenue growth by $24 million or 0.9 percentage points. Total Corporate Services revenue was lower as the fourth quarter included a $23 million credit card securitization gain.
Net Interest Income
Net interest income increased $22 million or 1.8% from a year ago, driven by volume growth in the client operating groups. Average earning assets increased $37 billion, due primarily to a $31 billion increase in Investment Banking Group related to higher capital markets assets and increased corporate banking assets, consistent with its strategy to expand trading activities and the corporate banking portfolio. The balance of the increase was due to loan growth in P&C Canada and P&C U.S.
Relative to the fourth quarter, net interest income fell $13 million. Average earning assets increased $19 billion, again due primarily to higher trading assets in Investment Banking Group, where net interest income rose strongly. The credit card loan securitization in the fourth quarter lowered Corporate Services’ net interest income in the current quarter; however, the impact was largely offset by increased non-interest securitization revenue.
Net Interest Margin (teb) *

		Increase	Increase
		(Decrease)	(Decrease)
(in basis points)	Q1-2007	vs. Q1-2006	vs. Q4-2006

P&C Canada	267	—	1
P&C U.S.	340	(30)	(17)

Personal and Commercial Client Group	278	(5)	(2)
Private Client Group	975	(13)	(5)
Investment Banking Group	62	(8)	5
Corporate Services, including Technology and Operations (T&O)	nm	nm	nm

Total BMO	170	(21)	(13)

Total Canadian Retail**	302	1	1

nm not meaningful
*Effective this quarter, net interest margin is disclosed and computed with reference to average earning assets, rather than total assets. This basis provides a more relevant measure of margins and changes in margins.
**Total Canadian retail margin represents the net interest margin of the combined Canadian business of P&C Canada and Private Client Group.
BMO’s overall net interest margin on earning assets for the first quarter of 2007 was 1.70%, or 21 basis points lower than in the first quarter of the prior year and 13 basis points lower than in the fourth quarter. The overall margin decline was affected by asset growth in Investment Banking Group, which has low net interest margin products, and by reduced net interest income in Corporate Services. The year-over-year change in net interest margin continued to be affected by loan growth exceeding deposit growth.
Net interest margins held steady in P&C Canada. Relative to a year ago, the positive impact of pricing actions in our premium-rate savings deposit accounts was offset by the effect of loan growth outpacing deposit growth and by lower mortgage refinancing fees. Relative to the fourth quarter, increased volumes in higher-spread products were offset by the effect of competitive pricing in our premium-rate savings deposit accounts. Margins declined in P&C U.S. due to the continuing effects of competitive pressures and shifts in customer preferences, as explained more fully in the Review of Operating Groups’ Performance section. Investment Banking Group margin fell from a year ago but increased from the fourth quarter. The decline was attributable to lower cash collections on previously impaired loans and lower spreads on corporate loans, partially offset by higher trading net interest income. The increase from the fourth quarter was due to increases in trading net interest income and higher spreads on corporate loans.

Non-Interest Revenue
Non-interest revenue increased $80 million or 6.1% from a year ago. There was broad-based growth in P&C Canada and strong growth in full-service investing commissions and mutual fund fees in Private Client Group. Card fees were lower, due to the $35 million impact of the credit card loan securitization in the fourth quarter, but securitization revenues were higher. When credit card loans are securitized, card fees on the securitized loans are subsequently recognized in securitization revenue. Investment Banking Group’s non-interest revenue was down appreciably because of particularly high trading revenues a year ago. Lending fees and investment securities gains were higher.
Relative to the fourth quarter, non-interest revenue increased $133 million or 11%. There was strong growth in Private Client Group’s brokerage fees revenue and further growth in mutual fund fees. Investment Banking Group benefited from significantly higher equity and interest rate trading revenues as a result of higher market volatility, which increased client flows and trading opportunities. Equity underwriting, lending fees and commissions were also higher. There were increased securitization revenues and lower card fees, as discussed above.
Non-Interest Expense
Non-interest expense was $1,625 million. In addition, during the quarter, BMO recorded a $135 million restructuring charge in Corporate Services. It comprised $117 million for severance-related costs in respect of the planned elimination of approximately 1,000 primarily non-customer-facing positions and $18 million of other non-employee-related costs. Total non-interest expense was $1,760 million. The $1,625 million of non-interest expense increased $45 million or 2.8% from the first quarter of 2006. Expenses were lower in Investment Banking Group but were higher in each of the other operating groups. Employee costs were higher, in part due to increased staffing levels in P&C Canada and Private Client Group associated with expansion of front-line sales and service staff in the latter half of 2006. Performance-based compensation costs were relatively unchanged as increased costs in Private Client Group were offset by reduced expense in Investment Banking Group. There were also increases in computer, promotion and communication costs. The productivity ratio, which is computed with reference to total non-interest expense, was 67.3% in the quarter (62.1% excluding the restructuring charge), compared with 62.9% a year ago and 64.6% in the fourth quarter. The cash productivity ratio was 61.7% excluding the restructuring charge, an improvement of 72 basis points from a year ago and 249 basis points from the fourth quarter.
Non-interest expense of $1,625 million increased $12 million or 0.8% from the fourth quarter. The stronger U.S. dollar increased expense growth by $17 million or 1.1 percentage points. Increases in performance-based compensation and benefits costs were largely offset by reductions in promotion costs, professional fees, computer and other costs. Stock-based compensation awards are granted in the first quarter and GAAP requires that the value of grants to employees eligible to retire be expensed at the time of the grant. As such, stock-based compensation costs, which are included in the operating groups’ performance-based compensation costs, include $42 million of expense related to employees eligible to retire.

Risk Management
Provisions for Credit Losses (PCL)

(Canadian $ in millions, except as noted)	Q1-2007	Q4-2006	Q1-2006

New specific provisions	86	96	89
Reversals of previously established allowances	(12)	(21)	(17)
Recoveries of loans previously written-off	(22)	(24)	(20

Specific provision for credit losses	52	51	52
Reduction of the general allowance	—	(35)	—

Provision for (recovery of) credit losses	52	16	52

Specific PCL as a % of average net loans and acceptances (annualized)	0.10%	0.11%	0.12%
PCL as a % of average net loans and acceptances (annualized)	0.10%	0.03%	0.12%

Changes in Gross Impaired Loans and Acceptances (GIL)

GIL, Beginning of Period	666	663	804
Additions to impaired loans & acceptances	113	86	78
Reductions in impaired loans & acceptances(1)	43	3	(66)
Write-offs	(74)	(86)	(71)

GIL, End of Period	748	666	745

GIL as a % of gross loans & acceptances	0.36%	0.35%	0.41%
GIL as a % of equity and allowances for credit losses	4.13%	3.81%	4.48%

1.	Includes impaired amounts returned to performing status, loan sales, repayments, the impact of foreign exchange fluctuations and offsets for consumer write-offs which have not been recognized as formations (Q1-07 $68MM; Q4-06 $69MM and Q1-06 $60MM).

The provision for credit losses was $52 million, unchanged from a year ago but up from $16 million in the fourth quarter, which benefited from a $35 million reduction in the general allowance.
Specific provisions represented 10 basis points of average net loans and acceptances, including securities borrowed or purchased under resale agreements, generally consistent with a year ago and the fourth quarter, but well below the 23 basis points average of the past five fiscal years.
New impaired loan formations totalled $113 million in the quarter, up from the fourth quarter and a year ago. Formations are in line with expectations at this stage of the economic cycle. There were no sales of impaired loans in the quarter.
Gross impaired loans and acceptances were up from the fourth quarter but are consistent with the levels of a year ago, and remain at low levels. Factors contributing to the changes are outlined in the preceding table.
The total allowance for credit losses of $1,078 million at the end of the quarter was comprised of a specific allowance of $156 million and a general allowance of $922 million. There was no significant change in the specific allowance from the fourth quarter or a year ago. The general allowance is maintained to absorb impairment in the existing credit portfolio that cannot yet be associated with specific credit assets. It is assessed on a quarterly basis and increased $17 million from the end of the previous fiscal year due to the change in the Canadian/U.S. dollar exchange rate. We believe the total allowance for credit losses fully addresses impairment in BMO’s credit portfolio.
BMO’s loan book continues to be comprised largely of more stable consumer and commercial portfolios, which, excluding securities borrowed or purchased under resale agreements, represented 82.2% of the loan portfolio at the end of the quarter, down from 85.6% a year ago and 83.1% at the end of the fourth quarter.

We continue to expect the credit environment to remain stable in the early part of fiscal 2007, with potential weakness developing in the latter part of the year as those sectors, namely industrials and manufacturing, which are most affected by high input costs, a high Canadian dollar and the recent slowdown in the U.S. economy, remain weak. Evidence of credit deterioration tends to lag a slowing in the economy. We therefore foresee a potential increase in new specific provisions in the latter part of fiscal 2007, while we expect lower reversals and recoveries compared to fiscal 2006 levels due to continuing low gross impaired loan balances. Given our favourable credit performance in the first quarter and our outlook for the credit environment, we now anticipate that specific provisions in fiscal 2007 will be $325 million or less, down from the 2007 target of $400 million or less that was established at the beginning of the year.
BMO’s market risk and liquidity and funding management practices and key measures are outlined on pages 69 to 72 of the 2006 Annual Report. Trading and Underwriting Market Value Exposure and Earnings Volatility have increased quarter-over-quarter as a result of increased commodity risk associated with higher volatility in natural gas markets, coupled with more U.S.-dollar-denominated assets in money market accrual portfolios. Otherwise, there have been no significant changes to levels of liquidity and funding risk or structural market risk over the quarter. There were no significant changes to market risk or liquidity and funding management practices during the quarter.
This Risk Management section and the following Income Taxes section contain forward-looking statements. Please see the Caution Regarding Forward-Looking Statements on page 7.
Aggregate Market Value Exposure and Earnings Volatility
for Trading and Underwriting and Structural Positions ($ millions)*

	Market value		12-month
(After-tax Canadian equivalent)	exposure (MVE)		earnings volatility
	Jan. 31	Oct. 31	Jan. 31	Oct. 31
	2007	2006	2007	2006

Trading and Underwriting	(33.3)	(23.4)	(19.3)	(17.5)
Structural	(287.6)	(267.0)	(25.4)	(24.1)

Total	(320.9)	(290.4)	(44.7)	(41.6)

*	Measured at a 99% confidence interval Losses are in brackets
Total Trading and Underwriting MVE Summary ($ millions)*

	For the quarter ended January 31, 2007				As at October 31, 2006
(Pre-tax Canadian equivalent)	Quarter-end	Average	High	Low	Quarter-end

Commodity Risk	(16.8)	(8.8)	(16.8)	(4.6)	(8.4)
Equity Risk	(8.6)	(7.5)	(10.8)	(5.1)	(9.8)
Foreign exchange Risk	(1.0)	(2.7)	(5.6)	(0.8)	(3.3)
Interest rate Risk (Mark-to-Market)	(7.6)	(5.3)	(10.2)	(2.7)	(7.1)
Correlation	11.1	8.7	11.9	5.1	10.4

Comprehensive Risk	(22.9)	(15.6)	(22.9)	(11.3)	(18.2)
Interest rate Risk (accrual)	(24.7)	(16.1)	(25.0)	(10.3)	(12.0)
Issuer Risk	(3.6)	(4.5)	(5.7)	(3.5)	(5.8)

Total MVE	(51.2)	(36.2)	(51.2)	(28.1)	(36.0)

*	One-day measure using a 99% confidence interval Losses are in brackets and benefits are presented as positive numbers
Structural Balance Sheet Earnings and Value Sensitivity to Changes in Interest Rates
($ millions)

				Earnings
		Economic		sensitivity
		value		over the next
(After-tax Canadian equivalent)		sensitivity		12 months
	Jan. 31	Oct. 31	Jan. 31	Oct. 31
	2007	2006	2007	2006

100 basis point increase	(268.3)	(237.4)	(5.2)	10.9
100 basis point decrease	208.0	181.6	0.6	(10.5)

200 basis point increase	(570.5)	(508.0)	(25.8)	12.1
200 basis point decrease	368.4	318.3	18.7	(4.1)

*	Losses are in brackets and benefits are presented as positive numbers

Income Taxes
As explained in the Non-GAAP Measures section, BMO adjusts revenue to a taxable equivalent basis for analysis in this MD&A, with an offsetting adjustment to the provision for income taxes. As such, the provisions for income taxes and associated rates are stated on a taxable equivalent basis in the MD&A.
The provision for income taxes fell $57 million from the first quarter a year ago, but increased $48 million from the fourth quarter to $198 million. The effective tax rate for the quarter was 24.6%, compared with 29.0% in the first quarter a year ago and 17.4% in the fourth quarter. Excluding the effect of the restructuring charge, the effective tax rate for the quarter was 26.1%. The effective rate in the fourth quarter was lower primarily due to favourable resolution of certain tax matters and a larger number of small initiatives all generating a positive outcome. The benefits of the low rate were primarily reflected in the results of Corporate Services and Investment Banking Group. We continue to expect an effective tax rate of 25% to 28% in 2007 and consider that rate to be sustainable.
BMO hedges the foreign exchange risk arising from its investments in U.S. operations by funding the investments in U.S. dollars. Under this program, the gain or loss from hedging and the unrealized gain or loss from translation of the investments in U.S. operations are charged or credited to shareholders’ equity. For income tax purposes, the gain or loss on the hedging activities attracts an income tax charge or credit in the current period, which is charged or credited to shareholders’ equity, while the associated unrealized gain or loss on the investments in U.S. operations does not attract income taxes until the investments are liquidated. The income tax charge/benefit arising from a hedging gain/loss is a function of the fluctuation in U.S. rates from period to period. Hedging of the investments in U.S. operations has given rise to an income tax recovery of $164 million in shareholders’ equity for the quarter. Refer to the Consolidated Statement of Changes in Shareholders’ Equity included in the unaudited interim consolidated financial statements for further details.

Summary Quarterly Results Trends
– As Reported

	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	2007	2006	2006	2006	2006	2005	2005	2005
(Canadian $ in millions, except as noted)

Total revenue (teb)	2,614	2,494	2,603	2,503	2,512	2,650	2,441	2,428
Provision for credit losses — specific	52	51	42	66	52	57	73	6
Provision for credit losses — general	—	(35)	—	—	—	—	—	(40)
Non-interest expense	1,625	1,613	1,600	1,560	1,580	1,626	1,569	1,570
Restructuring charge	135	—	—	—	—	—	—	—

Total non-interest expense	1,760	1,613	1,600	1,560	1,580	1,626	1,569	1,570
Net income	585	696	710	651	606	664	547	607

Basic earnings per share ($)	1.15	1.37	1.41	1.28	1.19	1.31	1.08	1.20
Diluted earnings per share ($)	1.13	1.35	1.38	1.25	1.17	1.28	1.07	1.17
Net interest margin on earning assets	1.70	1.83	1.89	1.82	1.91	1.95	1.96	2.04
Effective income tax rate (teb)	24.63	17.43	24.07	23.62	28.99	29.75	29.61	27.26
Canadian/U.S. dollar exchange rate (average)	1.16	1.12	1.12	1.14	1.16	1.18	1.24	1.23

Net income:

P&C Canada	292	272	347	261	262	274	279	265
P&C U.S.	29	24	30	28	33	32	31	31

Personal and Commercial Banking	321	296	377	289	295	306	310	296
Private Client Group	95	84	83	97	91	106	61	78
Investment Banking Group	219	188	203	247	222	226	185	208
Corporate Services, including T&O	(50)	128	47	18	(2)	26	(9)	25

BMO Financial Group	585	696	710	651	606	664	547	607

Summary Quarterly Results Trends
- Excluding Restructuring Charge

	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	2007	2006	2006	2006	2006	2005	2005	2005
(Canadian $ in millions, except as noted)

Total revenue (teb)	2,614	2,494	2,603	2,503	2,512	2,650	2,441	2,428
Provision for credit losses — specific	52	51	42	66	52	57	73	6
Provision for credit losses — general	—	(35)	—	—	—	—	—	(40)
Non-interest expense	1,625	1,613	1,600	1,560	1,580	1,626	1,569	1,570

Net income	673	696	710	651	606	664	547	607

Basic earnings per share ($)	1.33	1.37	1.41	1.28	1.19	1.31	1.08	1.20
Diluted earnings per share ($)	1.30	1.35	1.38	1.25	1.17	1.28	1.07	1.17
Net interest margin on earning assets	1.70	1.83	1.89	1.82	1.91	1.95	1.96	2.04
Effective income tax rate (teb)	26.12	17.43	24.07	23.62	28.99	29.75	29.61	27.26
Canadian/U.S. dollar exchange rate (average)	1.16	1.12	1.12	1.14	1.16	1.18	1.24	1.23

Net income:

P&C Canada	292	272	347	261	262	274	279	265
P&C U.S.	29	24	30	28	33	32	31	31

Personal and Commercial Banking	321	296	377	289	295	306	310	296
Private Client Group	95	84	83	97	91	106	61	78
Investment Banking Group	219	188	203	247	222	226	185	208
Corporate Services, including T&O	38	128	47	18	(2)	26	(9)	25

BMO Financial Group	673	696	710	651	606	664	547	607

BMO’s quarterly earning trends were reviewed in detail on pages 75 and 76 of the 2006 Annual Report. Readers are encouraged to refer to that review for a more complete discussion of trends and factors affecting past quarterly results. The above tables outline summary results for the second quarter of fiscal 2005 through the first quarter of fiscal 2007.
The most significant factor affecting results in the current quarter was the $135 million ($88 million after tax and $0.17 per share) restructuring charge recorded in Corporate Services. In the first quarter of 2007, the U.S. dollar appreciated relative to the Canadian dollar, a favourable development for the translated value of BMO’s results, as the U.S. currency had generally weakened over the course of the past three years. Investment Banking Group’s trading revenues were up from the fourth quarter, reflecting lower revenues than in early 2006 but an increase from the particularly low levels of the fourth quarter. P&C Canada and Private Client Group both benefited from volume growth in the quarter while P&C Canada’s net interest margin held firm. The decline in BMO’s net interest margin was largely due to strong asset growth in Investment Banking Group, which has lower net interest margin than other groups, and lower net interest income in Corporate Services. The effective income tax rate increased from the unusually low rate in the fourth quarter.

Balance Sheet
Total assets of $355.7 billion increased $35.8 billion from October 31, 2006. The increase primarily reflects growth in cash resources ($3.3 billion), securities ($10.7 billion), net loans and acceptances ($14.5 billion) and derivative financial instruments ($7.2 billion).
The $3.3 billion increase in cash resources was largely attributable to higher inter-bank loans as a result of improving yields.
The $10.7 billion increase in securities was attributable to higher available-for–sale securities and trading securities in the Investment Banking Group, consistent with its strategy to expand trading activities and improve revenues, particularly in the United States.
The $14.5 billion increase in net loans and acceptances was largely due to a $10.4 billion increase in securities borrowed or purchased under resale agreements due to greater customer demand and expanded trading activities. Net loans to businesses and governments and related acceptances increased $3.1 billion due to growth in the corporate loans portfolio, while consumer instalment and other personal loans increased $1.0 billion, reflecting normal business growth.
The $7.2 billion increase in derivative financial assets was related to the commodity derivatives business, as a result of growth in exchange-traded options, and was consistent with related growth in derivative financial liabilities.
Liabilities and shareholders’ equity increased $35.8 billion from October 31, 2006. The increase primarily reflects growth in deposits ($13.3 billion), securities lent or sold under repurchase agreements ($9.0 billion), derivative financial liabilities ($7.1 billion) as discussed above, securities sold but not yet purchased ($4.1 billion) and acceptances ($1.0 billion).
Deposits by banks, which account for 16% of total deposits, increased $7.2 billion and were used to fund the increases in cash resources and securities. Deposits by businesses and governments, which account for 48% of total deposits, increased $4.1 billion and were used to fund growth in securities and loans. Deposits from individuals, which account for the remaining 36% of total deposits, increased $1.9 billion and were used to fund growth in loans.
Increases in securities lent or sold under repurchase agreements and in securities sold but not yet purchased were used in trading activities.
Contractual obligations by year of maturity were outlined in Table 24 on page 89 of BMO’s 2006 Annual Report. There have been no material changes to contractual obligations that are outside the ordinary course of our business.
Capital Management
BMO’s Tier 1 capital ratio was 9.90%, down from 10.22% at the end of 2006 and 10.41% a year ago. The ratio remains well above our minimum target of 8.0%.
BMO’s total capital ratio was 11.34%, down from 11.76% at the end of 2006 and 11.89% a year ago.
The decreases in the Tier 1 and total capital ratios were primarily attributable to growth in risk-weighted assets and an increased goodwill deduction as a result of the First National Bank acquisition, partially offset by higher retained earnings and the preferred share issuance described below.
On January 17, 2007, Bank of Montreal issued $350 million of 4.50% Non-Cumulative Perpetual Class B Preferred Shares Series 13. The shares qualify as Tier 1 capital and the proceeds from the offering will be used to increase BMO’s capital base and for general corporate purposes. The shares are redeemable in whole or in part at a declining premium on or after February 25, 2012, subject to regulatory approval.

During the quarter, we repurchased 1,194,900 Bank of Montreal common shares under our common share repurchase program at an average cost of $69.08 per share, for a total cost of $82 million. There have been 1,660,700 common shares repurchased under the current normal-course issuer bid that expires on September 5, 2007 and pursuant to which BMO is permitted to repurchase for cancellation up to 15 million common shares, representing approximately 3% of BMO’s public float. Our share repurchase program is primarily used to offset, over time, the impact of dilution caused by issuing shares through the exercise of stock options, our dividend reinvestment plan and convertible shares.
On March 1, 2007, BMO’s Board of Directors declared a quarterly dividend payable to common shareholders of $0.68 per share, representing a 4.6% increase over the first quarter’s dividend of $0.65 per share and a 28% increase from $0.53 a year ago. The dividend increase reflects BMO’s policy of having a 45% to 55% dividend payout ratio over time.

Outstanding Shares and Securities Convertible into Common Shares
As of February 21, 2007	Number of shares or Canadian dollar amount

Common shares	500,519,000
Class B Preferred Shares
Series 5	$200,000,000
Series 13	$350,000,000
Convertible into common shares:
Class B Preferred Shares
Series 4	$200,000,000
Series 6	$250,000,000
Series 10	$396,000,000
Stock options
- vested	19,696,000
- non-vested	3,719,000

Notes 20 and 21 to the audited financial statements on pages 118 and 119 and the table on page 59 in the Annual MD&A included in the 2006 Annual Report provide details on share capital.
Credit Rating
BMO’s credit rating, as measured by Standard & Poor’s (S&P) senior debt ratings, remains unchanged at AA- with a stable outlook, the best, together with two of our competitors, of the six major Canadian banks. Our credit rating, as measured by Moody’s senior debt ratings, remains unchanged at Aa3 with a stable outlook, below only one of the six major Canadian banks. Both credit ratings are indicative of high grade, high quality issues.
Transactions with Related Parties
In the ordinary course of business, we provide banking services to our joint venture and equity accounted investments on the same terms that we offer our customers. A select suite of customer loan and mortgage products is offered to employees at rates normally available only to preferred customers.
Preferred rate loan agreements were discussed in Note 26 of the audited consolidated financial statements on page 128 of the 2006 Annual Report. There have been no amounts advanced under these preferred rate loan agreements in fiscal 2007, except for mortgage loans related to staff transfers we initiated.
Off-Balance Sheet Arrangements
BMO enters into a number of off-balance sheet arrangements in the normal course of operations. The most significant off-balance sheet arrangements that we enter into are credit instruments and VIEs, which were described on pages 60 and 61 of the 2006 Annual Report. There were no significant changes to these off-balance sheet arrangements during the three months ended January 31, 2007.

Accounting Policies and Critical Accounting Estimates
The notes to BMO’s October 31, 2006 audited consolidated financial statements outline our significant accounting policies. Note 2 to the unaudited interim consolidated financial statements for the period ended January 31, 2007 describes changes to our accounting policies.
Pages 62 to 64 of the 2006 Annual Report contain a discussion of certain accounting estimates that are considered particularly important, as they require management to make significant judgments, some of which relate to matters that are inherently uncertain. Readers are encouraged to refer to the Annual Report to review that discussion.
Accounting Changes
Financial Instruments, Hedges and Comprehensive Income
On November 1, 2006, we adopted the CICA’s new accounting requirements for securities, hedging derivatives and certain other financial instruments. Under these new rules we are required to measure certain securities and hedging derivatives at fair value and include a new section in Shareholders’ Equity, called Other Comprehensive Income, to report unrealized gains or losses related to: certain available-for-sale securities, cash flow hedges and foreign exchange gains or losses on our net investment in foreign operations.
Certain of our investment securities (referred to as available-for-sale securities) are recorded at fair value under the new rules; however, the requirements for recognizing gains or losses in net income are unchanged. Unrealized gains or losses are deferred in Other Comprehensive Income until the securities are sold or there is impairment that is other than temporary. It is only at that time that any gain or loss is recorded in net income. Securities whose sale is restricted or that are not traded in an active market are also included in available-for-sale securities, but continue to be recorded at cost.
All of our hedging derivatives are recorded at fair value under the new rules, but changes in fair value only impact net income to the extent that they do not perfectly offset changes in the fair value of the item that we are hedging, i.e. ‘hedge ineffectiveness’. Any hedge ineffectiveness would be recorded in net income. Our hedging programs are such that hedges should very closely match the items that we hedge and, as a result, we would not expect a significant amount of hedge ineffectiveness to arise.
Unrealized gains and losses on equity securities included in Other Comprehensive Income are now included in our Tier 1 and total capital ratios. The impact was insignificant at January 31, 2007. Foreign exchange gains or losses related to our net investment in foreign operations, which were reported in Shareholders’ Equity in prior periods as well, continue to be included in the determination of our capital ratios.
Accumulated Other Comprehensive Income is included in Shareholders’ Equity for purposes of calculating return on equity, resulting in an insignificant increase in the return.
For details of the specific accounting changes and related impacts, refer to Note 2 in the unaudited interim consolidated financial statements.

REVIEW OF OPERATING GROUPS’ PERFORMANCE
The following sections review the financial results of each of our operating segments and operating groups for the first quarter of 2007.
Periodically, certain business lines and units within the business lines are transferred between client groups to more closely align BMO’s organizational structure and its strategic priorities. All comparative figures are reclassified to reflect these transfers.
Note 10 to the attached unaudited interim consolidated financial statements outlines how income statement items requiring allocation are distributed among the operating groups, including the allocation of the provision for credit losses. Corporate Services is generally charged (or credited) with differences between the periodic provisions for credit losses charged to the client groups under our expected loss provisioning methodology and the periodic provisions required under GAAP.
Operating Groups’ Summary Income Statements and Statistics for Q1–2007
— As Reported

				Corporate
				including
(Canadian $ in millions, except as noted)	P&C	PCG	IBG	T&O	Total BMO

Net interest income (teb)	946	151	232	(94)	1,235
Non-interest revenue	448	355	484	92	1,379

Total revenue (teb)	1,394	506	716	(2)	2,614
Provision for (recovery of) credit losses	89	1	20	(58)	52
Non-interest expense	824	359	415	27	1,625
Restructuring charge	—	—	—	135	135

Total non-interest expense	824	359	415	162	1,760
Income before income taxes and non-controlling interest in subsidiaries	481	146	281	(106)	802
Income taxes (teb)	160	51	62	(75)	198
Non-controlling interest in subsidiaries	—	—	—	19	19

Net income Q1-2007	321	95	219	(50)	585

Net income Q4-2006	296	84	188	128	696

Net income Q1-2006	295	91	222	(2)	606

Other statistics

Net economic profit	156	64	81	(101)	200
Return on equity	19.9%	32.7%	17.0%	nm	15.7%
Cash return on equity	20.5%	33.1%	17.0%	nm	15.9%
Productivity ratio (teb)	59.1%	70.9%	58.0%	nm	67.3%
Cash productivity ratio (teb)	58.4%	70.6%	57.9%	nm	66.9%
Net interest margin on earning assets (teb)	2.78%	9.75%	0.62%	nm	1.70%
Average common equity	6,194	1,129	4,905	2,391	14,619
Average earning assets ($ billions)	134.8	6.1	149.3	(1.0)	289.2
Full-time equivalent staff	19,624	4,244	2,236	9,219	35,323

nm — not meaningful

Operating Groups’ Summary Income Statements and Statistics for Q1–2007
— Excluding Restructuring Charge

				Corporate
				including
(Canadian $ in millions, except as noted)	P&C	PCG	IBG	T&O	Total BMO

Net interest income (teb)	946	151	232	(94)	1,235
Non-interest revenue	448	355	484	92	1,379

Total revenue (teb)	1,394	506	716	(2)	2,614
Provision for (recovery of) credit losses	89	1	20	(58)	52
Non-interest expense	824	359	415	27	1,625
Income before income taxes and non-controlling interest in subsidiaries	481	146	281	29	937
Income taxes (teb)	160	51	62	(28)	245
Non-controlling interest in subsidiaries	—	—	—	19	19

Net income Q1-2007	321	95	219	38	673

Net income Q4-2006	296	84	188	128	696

Net income Q1-2006	295	91	222	(2)	606

Other statistics

Net economic profit	156	64	81	(13)	288
Return on equity	19.9%	32.7%	17.0%	nm	18.0%
Cash return on equity	20.5%	33.1%	17.0%	nm	18.3%
Productivity ratio (teb)	59.1%	70.9%	58.0%	nm	62.1%
Cash productivity ratio (teb)	58.4%	70.6%	57.9%	nm	61.7%
Net interest margin on earning assets (teb)	2.78%	9.75%	0.62%	nm	1.70%
Average common equity	6,194	1,129	4,905	2,391	14,619
Average earning assets ($ billions)	134.8	6.1	149.3	(1.0)	289.2
Full-time equivalent staff	19,624	4,244	2,236	9,219	35,323

nm — not meaningful
PERSONAL AND COMMERCIAL BANKING

		Increase/(Decrease)		Increase/(Decrease)
(Canadian $ in millions, except as noted)	Q1-2007	vs. Q1-2006		vs. Q4-2006

Net interest income (teb)	946	35	4%	7	1%
Non-interest revenue	448	38	9%	4	1%

Total revenue (teb)	1,394	73	6%	11	1%
Provision for credit losses	89	3	4%	3	4%
Non-interest expense	824	39	5%	(29)	(3%)

Income before income taxes and non-controlling interest in subsidiaries	481	31	7%	37	8%
Income taxes (teb)	160	5	3%	12	8%
Non-controlling interest in subsidiaries	—	—	—	—	—

Net income	321	26	9%	25	8%

Amortization of intangible assets (after tax)	8	—	—	—	—

Cash net income	329	26	9%	25	8%

Return on equity	19.9%		0.8%		0.7%
Cash return on equity	20.5%		0.9%		0.8%
Productivity ratio (teb)	59.1%		(0.3%)		(2.6%)
Cash productivity ratio (teb)	58.4%		(0.3%)		(2.6%)
Net interest margin on earning assets (teb)	2.78%		(0.05%)		(0.02%)
Average earning assets	134,832	7,317	6%	2,013	2%

Personal and Commercial Banking (P&C) represents the sum of our two retail and business banking operating segments, Personal and Commercial Banking Canada (P&C Canada) and Personal and Commercial Banking U.S. (P&C U.S.). These operating segments are reviewed separately in the sections that follow.

Personal & Commercial Banking Canada (P&C Canada)

		Increase/(Decrease)		Increase/(Decrease)
(Canadian $ in millions, except as noted)	Q1-2007	vs. Q1-2006		vs. Q4-2006

Net interest income (teb)	760	34	5%	5	1%
Non-interest revenue	406	36	10%	3	1%

Total revenue (teb)	1,166	70	6%	8	1%
Provision for credit losses	80	2	3%	1	3%
Non-interest expense	649	25	4%	(26)	(4%)

Income before income taxes and non-controlling interest in subsidiaries	437	43	11%	33	8%
Income taxes (teb)	145	13	9%	13	9%
Non-controlling interest in subsidiaries	—	—	—	—	—

Net income	292	30	12%	20	7%

Amortization of intangible assets (after tax)	2	1	+100%	(1)	(33%)

Cash net income	294	31	12%	19	7%

Productivity ratio (teb)	55.7%		(1.2%)		(2.6%	)
Cash productivity ratio (teb)	55.5%		(1.2%)		(2.6%	)
Net interest margin on earning assets (teb)	2.67%		—		0.01%
Average earning assets	113,154	5,502	5%	744	1%

Q1 2007 vs Q1 2006
Net income increased $30 million or 12%, as revenue growth outpaced expense growth by 2.3 percentage points.
Revenue rose $70 million or 6.4%. There was volume growth in mortgages, commercial deposits and personal and commercial loans, as well as increased revenue from our cards business, securitization activity and the sale of term investment products and mutual funds. Net interest margin was unchanged. The positive impact of pricing actions in our premium-rate savings deposit accounts was offset by the effect of loan growth outpacing deposit growth and by lower mortgage refinancing fees. The acquisition of bcpbank Canada in the quarter added $2 million of revenue and $3 million of expense, including acquisition-related costs.
Non-interest expense was up $25 million or 4.1% due to higher employee-related costs resulting from an expansion of our front-line sales and service staff in the latter half of 2006, higher depreciation costs associated with last year’s initiatives and higher advertising costs. The cash productivity ratio improved 123 bps from the prior year.
Q1 2007 vs Q4 2006
Net income increased $20 million or 7.1%. The increase was attributable to higher revenues and reduced expenses.
Revenue increased $8 million or 0.7%, due to higher volumes in both personal and commercial products. Net interest margin improved slightly, as increased volumes in higher-spread products were largely offset by the impact of competitive pricing in our premium-rate savings deposit accounts.
Non-interest expense declined $26 million or 3.7% due to lower initiative spending, which is typical in the first quarter of the year, and lower advertising costs. The cash productivity ratio improved 259 basis points due to revenues increasing while expenses declined.
There was strong growth in average loans and acceptances which, including securitized loans, increased $7.5 billion or 6.7% from the first quarter of 2006 and $1.2 billion or 1.0% from the fourth quarter. Personal and commercial deposits grew $1.3 billion or 3.0% from a year ago but declined $1.4 billion or 3.1% from the fourth quarter.
In the personal banking segment, there was growth in most products, particularly in higher-spread lending products such as personal loans and cards. Personal loan growth was a strong 9.1% and we increased market share 9 bps from the prior year and 11 bps from the fourth quarter. Mortgage growth has slowed due to our decision to favour relationship-focused, branch-originated mortgages over our third party mortgage portfolio, which is declining. As a result, mortgage market share has declined 16 bps from a year ago and the fourth quarter. Personal deposits declined 3.7%, resulting in a 56 bps loss of market share from the prior year and a 10 bps loss from the fourth quarter. Pricing decisions in certain deposit categories and mortgages have resulted in a predictable loss of market share in favour of yield.
Within the commercial banking segment, loans grew a strong 6.8% from the first quarter of 2006. We continue to view this as an area of competitive strength. BMO ranks second in Canadian business banking market share at 18.57%; our objective is to be the market leader. We increased market share by 5 bps from the prior year and 3 bps from the fourth quarter. Relative to the preceding year, there was a decrease in volumes in the below $1 million segment. In the $1 to $5 million segment, there was loan growth of 7.2% and market share growth of 35 basis points from a year ago, with a 10 bps increase from the fourth quarter.
Personal & Commercial Banking U.S. ( P&C U.S.)

		Increase/(Decrease)		Increase/(Decrease)
(Canadian $ in millions, except as noted)	Q1-2007	vs. Q1-2006		vs. Q4-2006

Net interest income (teb)	186	1	—	2	1%
Non-interest revenue	42	2	6%	1	2%

Total revenue (teb)	228	3	1%	3	1%
Provision for credit losses	9	1	14%	2	18%
Non-interest expense	175	14	9%	(3)	(2%)

Income before income taxes and non-controlling interest in subsidiaries	44	(12)	(21%)	4	12%)
Income taxes (teb)	15	(8)	(32%)	(1)	(3%)
Non-controlling interest in subsidiaries	—	—	—	—	—

Net income	29	(4)	(14%)	5	22%

Amortization of intangible assets (after tax)	6	(1)	(15%)	1	15%

Cash net income	35	(5)	(12%)	6	19%

Productivity ratio (teb)	76.8%		5.2%		(2.4%)
Cash productivity ratio (teb)	73.5%		5.2%		(2.4%)
Net interest margin on earning assets (teb)	3.40%		(0.30%)		(0.17%)
Average earning assets	21,678	1,815	9%	1,269	6%

U.S. Select Financial Data (US$ in millions)
Net interest income (teb)	160	—	—	(4)	(3%)
Non-interest revenue	36	2	6%	—	—

Total revenue (teb)	196	2	1%	(4)	(3%)
Non-interest expense	150	11	8%	(10)	(6%)
Net Income	25	(3)	(15%)	4	17%
Average assets	20,234	1,527	8%	400	2%

Q1 2007 vs Q1 2006
Net income declined $4 million or 14%, as the impact of good volume growth was offset by the effects of margin compression and increased costs.
Revenue rose $3 million or 1.2%. Personal and commercial loans grew US$1.8 billion or 10.7%, despite a slowing economy and a housing slowdown in the U.S. Midwest. Deposits grew US$0.7 billion or 4.5% in a highly competitive environment. The impact of volume growth was offset by a 30 basis point decline in net interest margin due to competitive pressures on pricing and customer preferences shifting from high-spread to lower-spread products in both loans and deposits.
Non-interest expense increased $14 million or 8.5%. The increase was attributable to higher employee costs, operating costs for our new branch technology platform and higher business volumes. As a result of the low revenue growth environment and higher expenses, the cash productivity ratio deteriorated 519 basis points.

Q1 2007 vs Q4 2006
Net income rose by $5 million or 22%, as expenses declined significantly.
Revenue increased $3 million or 1.3%. The stronger U.S. dollar increased revenue growth as revenue decreased US$4 million or 2.7% on a U.S. dollar basis. Loan growth continued, increasing US$0.4 billion or 2.1%, while deposits grew US$0.3 billion or 1.6%. The impact of a 17 basis point decline in net interest margin, resulting from the same factors described above, offset the benefits of increased volumes.
Non-interest expense declined $3 million on 1.8%. The stronger U.S. dollar increased expense growth, as costs decreased US$10 million or 5.6% on a U.S. dollar basis. The decrease reflects lower acquisition integration and marketing costs, the timing of property maintenance expenses, lower initiative spending and strong expense management.
Our Retail Net Promoter Score, a measure of the strength of customer loyalty, increased to 40% from 39% at the end of last year.
U.S. Mid-market Banking Business
P&C U.S. net income represented 8.9% of Personal and Commercial Banking net income in the first quarter of 2007, compared with 11.4% in the prior year and 7.9% in the fourth quarter. BMO’s corporate banking operations in the United States are concentrated among mid-market corporate clients, which BMO manages and reports in its Investment Banking Group operations because of the enhanced opportunities to cross-sell products. BMO’s North American peer group typically includes similar businesses in their personal and commercial banking units. The following table shows the effect of including this U.S.-based mid-market business in P&C U.S. on a pro-forma basis. The table reflects the inclusion of $88 million of corporate mid-market revenue and $23 million of net income in U.S. results for the quarter.
If results of the U.S. mid-market banking unit were included in P&C U.S.’s results, the productivity ratio for this quarter would be 69.6%, compared with 76.8% as currently reported. On a similarly adjusted basis, net income from U.S. operations would represent 15.0% of Personal and Commercial Banking’s earnings for the quarter, compared with 8.9% as currently reported, and revenue from U.S. operations would represent 21.3% of the Group’s revenue for the quarter, compared with 16.3% as currently reported.
P&C U.S. adjusted
to include U.S.-based Mid-Market business*

		Increase/(Decrease)		Increase/(Decrease)
(Canadian $ millions, except as noted)	Q1-2007	vs. Q1-2006		vs. Q4-2006

Revenue (teb)	316	(16)	(5%)	(17)	(5%)
Net income	52	(12)	(20%)	(5)	(8%)
Productivity ratio	69.6%		6.8%		2.1%

*The above disclosures are non-GAAP measures. Please refer to the Non-GAAP measures section on page 8.

PRIVATE CLIENT GROUP (PCG)

		Increase/(Decrease)		Increase/(Decrease)
(Canadian $ in millions, except as noted)	Q1-2007	vs. Q1-2006		vs. Q4-2006

Net interest income (teb)	151	13	9%	6	3%
Non-interest revenue	355	29	9%	35	11%

Total revenue (teb)	506	42	9%	41	9%
Provision for credit losses	1	—	—	—	—
Non-interest expense	359	32	10%	24	7%

Income before income taxes	146	10	7%	17	13%
Income taxes (teb)	51	6	13%	6	12%

Net income	95	4	4%	11	13%

Amortization of intangible assets (after tax)	1	—	—	—	—

Cash net income	96	4	4%	11	13%

Return on equity	32.7%		1.7%		4.1%
Cash return on equity	33.1%		1.7%		4.1%
Productivity ratio (teb)	70.9%		0.5%		(1.1%)
Cash productivity ratio (teb)	70.6%		0.5%		(1.0%)
Net interest margin on earning assets (teb)	9.75%		(0.13%)		(0.05%)
Average earning assets	6,128	579	10%	233	4%

U.S. Select Financial Data (US$ in millions)
Total revenue	59	(4)	(7%)	1	1%
Non-interest expense	60	1	—	2	3%
Net Income	—	(4)	(+100%)	—	—
Cash net income	—	(4)	(+100%)	—	—
Average assets	2,047	(98)	(5%)	(12)	(1%)

Q1 2007 vs Q1 2006
Net income increased $4 million or 4.2%, as solid revenue growth was partially offset by increased expenses.
Revenue increased $42 million or 8.9% on growth across all lines of business. Non-interest revenue increased due to higher fee-based and commission revenue in full-service investing and higher managed asset levels in our mutual fund businesses. Net interest income increased due primarily to higher spread and deposit balances in term investment products.
Non-interest expense increased $32 million or 9.7%. Expenses increased primarily due to higher revenue-based costs and continued investment in our sales force and U.S. investment management business to drive future revenue growth. The cash productivity ratio deteriorated by 54 basis points due to the increased investment spending.
The Group’s $297 billion of assets under management and administration, including term deposits, increased $25 billion or 9% year-over-year, and by 10% excluding the effects of changes in the Canadian/U.S. dollar exchange rate and the final transfer of assets related to the sale of Harrisdirect that was completed in the second quarter of 2006.
Q1 2007 vs Q4 2006
Net income increased $11 million or 13%, as revenue growth outpaced expense growth.
Revenue increased $41 million or 8.6% with growth across all lines of business. Non-interest revenue increased due primarily to higher fee-based and commission revenue in full-service investing and higher client trade volumes in direct investing. Net interest income increased primarily due to growth in deposit balances and improved spread.
Non-interest expense increased $24 million or 7.1%. The increase was primarily due to higher revenue-based costs, including increased stock-based compensation costs related to expensing in the current quarter the value of grants to employees eligible to retire. The cash productivity ratio improved by 99 basis points.

INVESTMENT BANKING GROUP (IBG)

		Increase/(Decrease)		Increase/(Decrease)
(Canadian $ in millions, except as noted)	Q1-2007	vs. Q1-2006		vs. Q4-2006

Net interest income (teb)	232	25	12%	41	21%
Non-interest revenue	484	(52)	(10%)	42	10%

Total revenue (teb)	716	(27)	(4%)	83	13%
Provision for credit losses	20	—	—	1	—
Non-interest expense	415	(5)	(1%)	24	6%

Income before income taxes	281	(22)	(7%)	58	27%
Income taxes (teb)	62	(19)	(22%)	27	81%

Net income	219	(3)	(2%)	31	17%

Amortization of intangible assets (after tax)	—	(1)	(+100%)	—	—

Cash net income	219	(4)	(2%)	31	17%

Return on equity	17.0%		(2.2%)		0.9%
Cash return on equity	17.0%		(2.2%)		0.9%
Productivity ratio (teb)	58.0%		1.5%		(3.8%)
Cash productivity ratio (teb)	57.9%		1.4%		(3.9%)
Net interest margin on earning assets (teb)	0.62%		(0.08%)		0.05%
Average earning assets	149,253	30,981	26%	17,231	13%

U.S. Select Financial Data (US$ in millions)
Revenue	269	(42)	(13%)	14	5%
Non-interest expense	169	1	1%	22	15%
Net income	67	(16)	(17%)	(3)	(3%)
Average assets	66,409	16,487	33%	4,648	8%

Q1 2007 vs Q1 2006
Net income decreased $3 million or 1.6%, driven by lower revenues.
Revenue fell $27 million or 3.6% due to a significant decline in trading revenues, largely related to lower commodity derivatives trading revenues associated with lower volatility in the energy sector. Commodity derivatives trading revenues were at an all time high in the first quarter of 2006. Interest rate trading revenues were also lower but were partially offset by improved equity trading results. Lower cash collections on previously impaired loans, the run-off of non-core assets and reductions in mergers and acquisitions fees and debt underwriting fees also contributed to the decline. These factors were partially offset by a $19 million increase in investment securities gains and higher loan fees, commission revenues and equity underwriting. Corporate banking assets increased but the favourable impact was partially offset by reduced spreads in the competitive environment.
Net interest income improved from a year ago due to higher trading net interest income and higher corporate banking assets, partially offset by lower cash collections on previously impaired loans, the run-off of non-core assets and reduced spreads on corporate loans in the competitive environment. Net interest margin declined 8 basis points from the prior year. There was significant growth in average assets driven by higher trading and investment securities, reverse repos, and loans and acceptances, consistent with our strategy to expand the corporate banking portfolio and trading activities.
Non-interest expense decreased $5 million or 1.2%, as lower performance-based compensation costs were partially offset by other cost increases including computer costs. The Group’s cash productivity ratio for the quarter deteriorated by 143 basis points as the decline in revenue outpaced the cost reduction.
Net income from U.S. operations of US$67 million was US$16 million lower than in the prior year, largely due to the high level of commodity derivative trading revenues a year ago. Net income from U.S. operations represented 36% of Group net income this quarter, compared with 42% a year ago.

Q1 2007 vs Q4 2006
Net income increased $31 million or 17%, as higher revenues were only partially offset by increased costs and the impact of a lower effective tax rate in the fourth quarter.
Revenue increased $83 million or 13%, reflecting higher equity, interest rate and commodity derivatives trading revenues. There was higher market volatility, which increased client flows and trading commodities. There were also increases in equity underwriting, loan fees, and commission revenues. These factors were partially offset by reductions in merger and acquisition fees, debt underwriting revenues and net investment securities gains. The stronger U.S. dollar increased revenue growth by $12 million.
Non-interest expense was $24 million or 6.1% higher, largely due to increased performance-based costs. Approximately half the increase was attributable to expensing, in the quarter, the value of stock-based compensation awards given to employees eligible to retire. The stronger U.S. dollar increased expense growth by $7 million. The Group’s cash productivity ratio for the quarter improved 383 basis points from the fourth quarter to 57.9% as revenue growth outpaced expense growth.
Net income from U.S. operations was US$3 million lower than in the fourth quarter of 2006. Revenue growth was more than offset by expense growth. Revenue growth was attributable to improved commodity derivatives and equity trading revenues. Expense growth was largely due to increased compensation costs, including performance-based compensation. Net income from U.S. operations represented 36% of Group net income this quarter, compared with 42% in the fourth quarter of 2006.
Mid-Market Business
Our U.S. investment banking operations are primarily directed at mid-market corporations having revenues that range from US$50 million to US$1 billion. In the quarter, the revenue from our mid-market portfolio represented 12% of total Group revenue and 28% of our U.S. revenue. Often such activities are included in personal and commercial banking units by our North American peers. Pro-forma results reflecting our U.S.-based mid-market business as part of P&C U.S. are included in that operating segment’s section of the MD&A.

CORPORATE SERVICES, INCLUDING TECHNOLOGY AND OPERATIONS
— As Reported

		Increase/(Decrease)		Increase/(Decrease)
(Canadian $ in millions, except as noted)	Q1-2007	vs. Q1-2006		vs. Q4-2006

Net interest income (teb)	(94)	(51)	(+100%)	(67)	(+100%)
Non-interest revenue	92	65	+100%	52	100%

Total Revenue (teb)	(2)	14	89%	(15)	(+100%)
Provision for (recovery of) credit losses	(58)	(3)	(6%)	32	36%
Non-interest expense	27	(21)	(44%)	(7)	(16%)
Restructuring charge	135	135	100%	135	100%

Total non-interest expense	162	114	+100%	128	+100%
Income before taxes and non-controlling interest in subsidiaries	(106)	(97)	(+100%)	(175)	(+100%)
Income taxes (recovery) (teb)	(75)	(49)	(+100%)	3	2%
Non-controlling interest in subsidiaries	19	—	—	—	—

Net income (loss)	(50)	(48)	(+100%)	(178)	(+100%)

U.S. Select Financial Data (US$ in millions)
Revenue	(13)	14	49%	11	48%
Provision for (recovery of) credit losses	(20)	(2)	(11%)	5	14%
Non interest expense	(6)	(9)	(+100%)	(4)	(+100%)
Restructuring charge	18	18	100%	18	100%

Total non-interest expense	12	9	+100%	14	+100%
Income taxes (recovery)	(1)	12	88%	(2)	(+100%)
Net income (loss)	(9)	(5)	(+100%)	(7)	(+100%)

CORPORATE SERVICES, INCLUDING TECHNOLOGY AND OPERATIONS
— Excluding Restructuring Charge

(Canadian $ in millions, except as noted)	Q1-2007	vs. Q1-2006		vs. Q4-2006

Net interest income (teb)	(94)	(51)	(+100%)	(67)	(+100%)
Non-interest revenue	92	65	+100%	52	100%

Total Revenue (teb)	(2)	14	89%	(15)	(+100%)
Provision for (recovery of) credit losses	(58)	(3)	(6%)	32	36%
Non-interest expense	27	(21)	(44%)	(7)	(16%)
Income before taxes and non-controlling interest in subsidiaries	29	38	+100%	(40)	(+100%)
Income taxes (recovery) (teb)	(28)	(2)	(8%)	50	+100%
Non-controlling interest in subsidiaries	19	—	—	—	—

Net income (loss)	38	40	+100%	(90)	(69%)

U.S. Select Financial Data (US$ in millions)
Revenue	(13)	14	49%	11	48%
Provision for (recovery of) credit losses	(20)	(2)	(11%)	5	14%
Non-interest expense	(6)	(9)	(+100%)	(4)	(+100%)
Income taxes (recovery)	6	19	+100%	5	+100%
Net income (loss)	2	6	+100%	4	+100%

Corporate Services
Corporate Services includes the corporate units that provide expertise and governance support to BMO Financial Group in areas such as strategic planning, law, finance, internal audit, risk management, corporate communications, economics, human resources and learning. Operating results include revenues and expenses associated with certain securitization activities, the hedging of foreign-source earnings, and activities related to the management of certain balance sheet positions and BMO’s overall asset-liability structure.
Corporate Services is generally charged (or credited) with differences between the periodic provisions for credit losses charged to the client groups under our expected loss provisioning methodology and the required periodic provisions charged by the consolidated organization under GAAP.
Technology and Operations
Technology and Operations (T&O) manages, maintains and provides governance over information technology, operations services, real estate and sourcing for BMO Financial Group. T&O focuses on enterprise-wide priorities that improve service quality and efficiency to deliver an excellent customer experience.
Financial Performance Review
Technology and Operations operating results are included with Corporate Services for reporting purposes. Costs of T&O’s services are transferred to the client groups (P&C, PCG and IBG) and only relatively minor variance amounts are retained within T&O. As such, results in this section largely reflect the other corporate units outlined above.
Q1 2007 vs Q1 2006
There was a net loss of $50 million in the quarter. Excluding the impact of the $135 million restructuring charge ($88 million after tax), net income was $38 million, compared with a net loss of $2 million in the first quarter a year ago. The increase was attributable to better revenues, resulting from mark to market gains on certain interest rate hedging derivatives included in trading revenues, lower expenses and reduced income taxes.
Q1 2007 vs Q4 2006
Excluding the restructuring charge, net income declined $90 million from the fourth quarter of 2006. Results in the fourth quarter benefited from unusually low income taxes, securitization gains and reductions in the general allowance for credit losses.

INVESTOR AND MEDIA PRESENTATION
Investor Presentation Materials
Interested parties are invited to visit our web site at www.bmo.com/investorrelations to review this quarterly news release, presentation materials and a supplementary financial information package online. Copies of these documents are also available at BMO Financial Group’s offices at 100 King Street West, 18th Floor, 1 First Canadian Place, Toronto, Ontario, M5X 1A1.
Quarterly Conference Call and Webcast Presentations
Interested parties are also invited to listen to our quarterly conference call on Thursday, March 1, 2007 at 3:00 p.m. (EST). At that time, senior BMO executives will comment on results for the quarter and respond to questions from the investor community. The call may be accessed by telephone at 416-695-9753 (from within Toronto) or 1-888-789-0089 (toll-free outside Toronto). A replay of the conference call can be accessed until Thursday, March 15, 2007 by calling 416-641-2196 (from within Toronto) or 1-888-742-2491 (toll-free outside Toronto) and entering passcode 7567.
A live webcast of the call can be accessed on our web site at www.bmo.com/investorrelations. A replay can be accessed on the site until Tuesday, May 22, 2007.
Media Relations Contacts
Ralph Marranca, Toronto, ralph.marranca@bmo.com, 416-867-3996
Ronald Monet, Montreal, ronald.monet@bmo.com, 514-877-1101
Investor Relations Contacts
Viki Lazaris, Senior Vice-President, Investor Relations, viki.lazaris@bmo.com, 416-867-6656
Steven Bonin, Director, Investor Relations, steven.bonin@bmo.com, 416-867-5452
Krista White, Senior Manager, Investor Relations, krista.white@bmo.com, 416-867-7019
Chief Financial Officer
Karen Maidment, Chief Financial and Administrative Officer,
karen.maidment@bmo.com, 416-867-6776
Corporate Secretary
Sharon Sandall, Acting Secretary, Corporate and Legal Affairs
corp.secretary@bmo.com, 416-867-6785

BANK OF MONTREAL
FINANCIAL HIGHLIGHTS

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended
	January 31,	October 31,	July 31,	April 30,	January 31,	Change from
	2007	2006	2006	2006	2006	January 31, 2006

Income Statement Highlights
Total revenue	$2,575	$2,461	$2,570	$2,473	$2,481	3.8%
Total revenue (teb) (a)	2,614	2,494	2,603	2,503	2,512	4.1
Provision for credit losses	52	16	42	66	52	0
Non-interest expense	1,760	1,613	1,600	1,560	1,580	11.4
Net income	585	696	710	651	606	(3.4)

Common Share Data ($)
Diluted earnings per share	$1.13	$1.35	$1.38	$1.25	$1.17	$(0.04)
Diluted cash earnings per share (a)	1.15	1.37	1.40	1.27	1.19	(0.04)
Dividends declared per share	0.65	0.62	0.62	0.53	0.49	0.16
Book value per share	29.37	28.89	28.21	27.47	26.95	2.42
Closing share price	70.01	69.45	63.95	64.67	68.30	1.71
Total market value of common shares ($ billions)	35.1	34.8	32.0	32.4	34.3	0.8

	As at
	January 31,	October 31,	July 31,	April 30,	January 31,	Change from
	2007	2006	2006	2006	2006	January 31, 2006

Balance Sheet Highlights
Assets	$355,745	$319,978	$311,609	$306,307	$299,223	18.9%
Net loans and acceptances	205,472	190,994	189,893	187,561	178,582	15.1
Deposits	217,114	203,848	202,094	194,488	193,259	12.3
Common shareholders’ equity	14,709	14,465	14,107	13,779	13,548	8.6

	For the three months ended
	January 31,	October 31,	July 31,	April 30,	January 31,
	2007	2006	2006	2006	2006

Primary Financial Measures (%) (b)
Average annual five year total shareholder return	17.8	19.1	12.8	16.4	14.2
Diluted earnings per share growth	(3.4)	5.5	29.0	6.8	5.4
Diluted cash earnings per share growth (a)	(3.4)	3.8	27.3	5.0	3.5
Return on equity	15.7	19.4	20.3	19.3	17.8
Cash return on equity (a)	15.9	19.6	20.6	19.6	18.1
Net economic profit (NEP) growth (a)	(21.4)	(1.0)	59.3	0.0	(4.5)
Revenue growth	3.8	(6.1)	6.7	3.1	2.9
Revenue growth (teb) (a)	4.1	(5.9)	6.7	3.0	3.0
Non-interest expense-to-revenue ratio	68.4	65.5	62.3	63.1	63.7
Non-interest expense-to-revenue ratio (teb) (a)	67.3	64.6	61.5	62.3	62.9
Cash non-interest expense-to-revenue ratio (teb) (a)	66.9	64.2	61.1	61.9	62.4
Provision for credit losses-to-average loans and acceptances (annualized)	0.10	0.03	0.09	0.14	0.12
Gross impaired loans and acceptances-to- equity and allowance for credit losses	4.13	3.81	3.86	4.58	4.48
Cash and securities-to-total assets ratio	28.4	27.2	25.2	25.0	26.8
Tier 1 capital ratio	9.90	10.22	10.07	10.20	10.41
Credit rating
Standard & Poor’s	AA-	AA-	AA-	AA-	AA-
Moody’s	Aa3	Aa3	Aa3	Aa3	Aa3

Other Financial Ratios (% except as noted) (b)
Twelve month total shareholder return	6.0	24.1	8.0	17.7	27.5
Dividend yield	3.71	3.57	3.88	3.28	2.87
Price-to-earnings ratio (times)	13.7	13.5	12.6	13.6	14.6
Market-to-book value (times)	2.38	2.40	2.27	2.35	2.53
Net economic profit ($ millions) (a)	200	325	349	302	254
Return on average assets	0.68	0.86	0.90	0.88	0.81
Net interest margin	1.38	1.51	1.56	1.51	1.57
Net interest margin (teb) (a)	1.43	1.55	1.60	1.55	1.61
Non-interest revenue-to-total revenue	53.5	50.6	52.0	55.0	52.3
Non-interest revenue-to-total revenue (teb) (a)	52.7	49.9	51.3	54.3	51.7
Non-interest expense growth	11.4	(0.9)	2.0	(0.6)	0.8
Total capital ratio	11.34	11.76	11.59	11.76	11.89
Equity-to-assets ratio	4.4	4.7	4.7	4.7	4.7

All ratios in this report are based on unrounded numbers.

(a)	Refer to the “GAAP and Related Non-GAAP Measures used in the MD&A” section of the “Financial Performance Review” included in the Management’s Discussion and Analysis for an explanation of cash results, reporting on a taxable equivalent basis (teb) and net economic profit. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than generally accepted accounting principles (GAAP) do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies.

(b)	For the period ended, or as at, as appropriate.
Financial Highlights

BANK OF MONTREAL
CONSOLIDATED STATEMENT OF INCOME

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended
	January 31,	October 31,	July 31,	April 30,	January 31,
	2007	2006	2006	2006	2006

Interest, Dividend and Fee Income
Loans (Note 2)	$2,812	$2,739	$2,664	$2,340	$2,242
Securities	726	589	587	473	509
Deposits with banks	220	214	216	172	167

	3,758	3,542	3,467	2,985	2,918

Interest Expense
Deposits	1,776	1,686	1,536	1,308	1,213
Subordinated debt	43	43	43	41	42
Preferred shares and capital trust securities	25	25	24	25	25
Other liabilities	718	573	630	498	456

	2,562	2,327	2,233	1,872	1,736

Net Interest Income	1,196	1,215	1,234	1,113	1,182
Provision for credit losses (Note 3)	52	16	42	66	52

Net Interest Income After Provision for Credit Losses	1,144	1,199	1,192	1,047	1,130

Non-Interest Revenue
Securities commissions and fees	278	247	260	292	252
Deposit and payment service charges	183	183	187	179	180
Trading revenues (Note 2)	136	69	163	180	221
Lending fees	99	90	92	77	78
Card fees	63	105	106	94	91
Investment management and custodial fees	77	76	77	69	76
Mutual fund revenues	137	130	128	126	115
Securitization revenues	87	55	21	4	20
Underwriting and advisory fees	106	104	92	113	98
Securities gains, other than trading	44	46	51	30	18
Foreign exchange, other than trading	42	48	47	49	43
Insurance income	46	49	58	51	46
Other (Note 2)	81	44	54	96	61

	1,379	1,246	1,336	1,360	1,299

Net Interest Income and Non-Interest Revenue	2,523	2,445	2,528	2,407	2,429

Non-Interest Expense
Employee compensation (Note 6)	1,018	934	958	932	1,000
Premises and equipment	308	328	299	296	288
Amortization of intangible assets	11	11	10	12	11
Travel and business development	59	76	64	63	50
Communications	33	39	36	31	25
Business and capital taxes	24	19	23	25	27
Professional fees	64	92	65	72	58
Other	108	114	145	129	121

	1,625	1,613	1,600	1,560	1,580

Restructuring Charge (Note 7)	135	-	-	-	-

Income Before Provision for Income Taxes and Non-Controlling Interest in Subsidiaries	763	832	928	847	849
Income taxes (Note 2)	159	117	199	177	224

	604	715	729	670	625
Non-controlling interest in subsidiaries	19	19	19	19	19

Net Income	$585	$696	$710	$651	$606

Preferred share dividends	$9	$8	$6	$8	$8
Net income available to common shareholders	$576	$688	$704	$643	$598
Average common shares (in thousands)	501,136	500,432	500,762	502,502	501,374
Average diluted common shares (in thousands)	510,320	510,166	509,991	512,743	511,600

Earnings Per Share (Canadian $)
Basic	$1.15	$1.37	$1.41	$1.28	$1.19
Diluted	1.13	1.35	1.38	1.25	1.17
Dividends Declared Per Common Share	0.65	0.62	0.62	0.53	0.49

The accompanying notes to consolidated financial statements are an integral part of these statements.
Financial Statements - Page 1

BANK OF MONTREAL
CONSOLIDATED BALANCE SHEET

(Unaudited) (Canadian $ in millions)	As at
	January 31,	October 31,	July 31,	April 30,	January 31,
	2007	2006	2006	2006	2006

Assets
Cash Resources	$22,873	$19,608	$20,160	$19,560	$19,933

Securities
Investment (Note 2)	-	14,166	11,359	11,642	10,599
Available-for-sale (Note 2)	18,235	-	-	-	-
Other (Note 2)	1,465	1,414	1,425	1,433	1,433
Trading	58,401	51,820	45,455	44,079	48,074
Loan substitutes	11	11	11	11	11

	78,112	67,411	58,250	57,165	60,117

Loans (Note 2)
Residential mortgages	63,109	63,321	63,591	63,055	62,652
Consumer instalment and other personal	31,474	30,418	29,693	28,873	28,206
Credit cards	3,764	3,631	5,049	4,874	4,709
Businesses and governments	58,108	56,030	53,433	52,121	48,289
Securities borrowed or purchased under resale agreements	41,843	31,429	31,865	33,116	29,853

	198,298	184,829	183,631	182,039	173,709
Customers’ liability under acceptances	8,252	7,223	7,369	6,639	5,988
Allowance for credit losses (Note 3)	(1,078)	(1,058)	(1,107)	(1,117)	(1,115)

	205,472	190,994	189,893	187,561	178,582

Other Assets
Derivative financial instruments (Note 2)	37,615	30,411	32,247	31,523	30,664
Premises and equipment	2,057	2,047	1,942	1,841	1,818
Goodwill	1,306	1,098	1,104	1,098	1,109
Intangible assets	207	152	163	172	186
Other (Note 2)	8,103	8,257	7,850	7,387	6,814

	49,288	41,965	43,306	42,021	40,591

Total Assets	$355,745	$319,978	$311,609	$306,307	$299,223

Liabilities and Shareholders’ Equity
Deposits (Note 2)
Banks	$33,811	$26,632	$26,362	$23,394	$25,940
Businesses and governments	104,994	100,848	99,821	94,234	90,783
Individuals	78,309	76,368	75,911	76,860	76,536

	217,114	203,848	202,094	194,488	193,259

Other Liabilities
Derivative financial instruments (Note 2)	38,587	31,446	31,418	30,413	28,810
Acceptances	8,252	7,223	7,369	6,639	5,988
Securities sold but not yet purchased	19,472	15,398	14,271	15,653	14,161
Securities lent or sold under repurchase agreements	40,965	31,918	28,148	31,467	31,005
Other	11,355	10,758	9,277	8,647	7,800

	118,631	96,743	90,483	92,819	87,764

Subordinated Debt (Note 2)	2,745	2,726	2,729	3,025	2,456

Preferred Share Liability (Note 8)	450	450	450	450	450

Capital Trust Securities	1,150	1,150	1,150	1,150	1,150

Shareholders’ Equity
Share capital (Note 8)	5,225	4,827	4,765	4,741	4,716
Contributed surplus	55	49	47	45	43
Retained earnings (Note 2)	11,073	10,974	10,653	10,395	10,125
Accumulated other comprehensive loss (Note 2)	(698)	(789)	(762)	(806)	(740)

	15,655	15,061	14,703	14,375	14,144

Total Liabilities and Shareholders’ Equity	$355,745	$319,978	$311,609	$306,307	$299,223

The accompanying notes to consolidated financial statements are an integral part of these statements.
Certain comparative figures have been reclassified to conform with the current period’s presentation.
Financial Statements - Page 2

BANK OF MONTREAL
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(Unaudited) (Canadian $ in millions)	For the three months ended
	January 31, 2007	January 31, 2006

Net income	$585	$606
Other Comprehensive Income Net change in unrealized gains on available-for-sale securities	2	-
Net change in cash flow hedges	(45)	-
Net gain (loss) on translation of net foreign operations	182	(128)

Total Comprehensive Income	$724	$478

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited) (Canadian $ in millions)	For the three months ended
	January 31, 2007	January 31, 2006

		Restated

Preferred Shares
Balance at beginning of period	$596	$596
Issued during the period	350	-

Balance at End of Period	946	596

Common Shares
Balance at beginning of period	4,231	4,022
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	28	19
Issued under the Stock Option Plan	29	83
Issued on the exchange of shares of a subsidiary corporation	1	-
Repurchased for cancellation (Note 8)	(10)	(4)

Balance at End of Period	4,279	4,120

Contributed Surplus
Balance at beginning of period	49	35
Stock option expense	6	8

Balance at End of Period	55	43

Retained Earnings
Balance at beginning of period	10,974	9,801
Cumulative impact of adopting new accounting requirements for financial instruments, net of income taxes of $39 (Note 2)	(71)	-
Net income	585	606
Dividends - Preferred shares	(9)	(8)
- Common shares	(325)	(246)
Common shares repurchased for cancellation (Note 8)	(72)	(28)
Share issue expense	(9)	-

Balance at End of Period	11,073	10,125

Accumulated Other Comprehensive Income on Available-for-Sale Securities
Balance at beginning of period	-	-
Impact of remeasuring available-for-sale securities to market value on November 1, 2006 (net of income taxes of $1)	3	-
Unrealized gains on available-for-sale securities arising during the period (net of income taxes of $4)	7	-
Reclassification of realized losses to earnings in the period (net of income taxes of $3)	(5)	-

Balance at End of Period	5	-

Accumulated Other Comprehensive Loss on Cash Flow Hedges
Balance at beginning of period	-	-
Impact of new cash flow hedge accounting rules on November 1, 2006 (net of income taxes of $28)	(51)	-
Losses on cash flow hedges arising during the period (net of income taxes of $25)	(48)	-
Reclassification to earnings of losses on cash flow hedges (net of income taxes of $2)	3	-

Balance at End of Period	(96)	-

Accumulated Other Comprehensive Loss on Translation of Net Foreign Operations
Balance at beginning of period	(789)	(612)
Unrealized gain (loss) on translation of net foreign operations	493	(347)
Impact of hedging translation gains (losses) of net foreign operations (net of income taxes of $164 and $116)	(311)	219

Balance at End of Period	(607)	(740)

Total Accumulated Other Comprehensive Loss	(698)	(740)

Total Shareholders’ Equity	$15,655	$14,144

The accompanying notes to consolidated financial statements are an integral part of these statements.
Certain comparative figures have been reclassified to conform with the current period’s presentation. Amounts in the three months ended January 31, 2006 have been restated to reflect the changes in accounting policy described in Note 21 to our consolidated financial statements for the year ended October 31, 2006.
Financial Statements - Page 3

BANK OF MONTREAL
CONSOLIDATED STATEMENT OF CASH FLOWS

(Unaudited) (Canadian $ in millions)	For the three months ended
	January 31, 2007	January 31, 2006

		Restated

Cash Flows from Operating Activities
Net income	$585	$606
Adjustments to determine net cash flows provided by (used in) operating activities
Write-down of securities, other than trading	-	8
Net gain on securities, other than trading	(44)	(26)
Net (increase) in trading securities	(5,295)	(4,644)
Provision for credit losses	52	52
Gain on sale of securitized loans (Note 4)	(60)	(14)
Change in derivative financial instruments
(Increase) decrease in derivative asset	(6,431)	971
Increase (decrease) in derivative liability	6,229	(142)
Amortization of premises and equipment	92	88
Amortization of intangible assets	11	11
Net increase (decrease) in future income taxes	(61)	32
Net decrease in current income taxes	(316)	(98)
Change in accrued interest
(Increase) decrease in interest receivable	206	(6)
Decrease in interest payable	(62)	(84)
Changes in other items and accruals, net	2,155	(657)

Net Cash Used in Operating Activities	(2,939)	(3,903)

Cash Flows from Financing Activities
Net increase in deposits	7,080	2,001
Net increase (decrease) in securities sold but not yet purchased	3,922	(1,951)
Net increase in securities lent or sold under repurchase agreements	8,135	8,868
Net increase in liabilities of subsidiaries	3	328
Proceeds from issuance of preferred shares	350	-
Proceeds from issuance of common shares	57	102
Share issue expense	(9)	-
Common shares repurchased for cancellation (Note 8)	(82)	(32)
Dividends paid	(334)	(254)

Net Cash Provided by Financing Activities	19,122	9,062

Cash Flows from Investing Activities
Net (increase) decrease in interest bearing deposits with banks	(2,153)	922
Purchases of securities, other than trading	(11,461)	(2,172)
Maturities of securities, other than trading	7,285	1,897
Proceeds from sales of securities, other than trading	1,098	862
Net (increase) in loans, customers’ liability under acceptances and loan substitute securities	(1,652)	(4,264)
Proceeds from securitization of loans (Note 4)	942	496
Net (increase) in securities borrowed or purchased under resale agreements	(9,752)	(2,010)
Premises and equipment - net purchases	(29)	(76)
Acquisitions (Note 5)	(384)	(75)

Net Cash Used in Investing Activities	(16,106)	(4,420)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	90	(94)

Net Increase in Cash and Cash Equivalents	167	645
Cash and Cash Equivalents at Beginning of Period	2,458	2,412

Cash and Cash Equivalents at End of Period	$2,625	$3,057

The accompanying notes to consolidated financial statements are an integral part of these statements.
Certain comparative figures have been reclassified to conform with the current period’s presentation. Amounts in the three months ended January 31, 2006 have been restated to reflect the changes in accounting policy described in Notes 3 and 21 to our consolidated financial statements for the year ended October 31, 2006.
Financial Statements - Page 4

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended January 31, 2007
(Unaudited)

1.	Basis of Presentation
These consolidated financial statements should be read in conjunction with the notes to our consolidated financial statements for the year ended October 31, 2006 as set out on pages 96 to 133 of our 2006 Annual Report. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) using the same accounting policies and methods of computation as were used for our consolidated financial statements for the year ended October 31, 2006, except as described in Note 2.

2.	Changes in Accounting Policy
On November 1, 2006, we adopted the Canadian Institute of Chartered Accountants’ accounting requirements for securities, hedging derivatives, other comprehensive income and certain other financial instruments. Prior periods have not been restated.

On November 1, 2006, we made the following adjustments to our balance sheet to adopt the new requirements:

(Canadian $ in millions)	As at

November 1,
2006

Increase (decrease)

Consolidated Balance Sheet
Available-for-sale securities (a)	$4
Loans (b)(ii),(d)	(87)
Other assets	51
Derivative financial instruments - asset (b)	70
Deposits (b)(ii)	38
Derivative financial instruments - liability (b)	110
Subordinated debt (b)(ii)	9
Retained earnings	(71)
Accumulated other comprehensive income - available-for-sale securities (a)	3
Accumulated other comprehensive loss - cash flow hedges (b)(i)	(51)

The impact of these changes on our Consolidated Statement of Income is as follows:

(Canadian $ in millions)	For the three months ended

January 31,
2007

Increase (decrease) in net income

Consolidated Statement of Income
Interest, Dividend and Fee Income - Loans (d)	$(2)
Non-Interest Revenue - Trading revenues (c)	3
Non-Interest Revenue - Other (b)(i)(ii)	(1)
Income taxes	-

Net Income	$-

Other Comprehensive Income
The new rules require that we present a new Consolidated Statement of Comprehensive Income, which is comprised of net income, changes in unrealized gains or losses related to available-for-sale securities, changes in unrealized gains or losses related to cash flow hedges and the net unrealized foreign exchange gain or loss for the period related to our net investment in foreign operations. This statement has been included above our Consolidated Statement of Changes in Shareholders’ Equity.
(a) Securities
The new rules require that we reclassify certain of our securities previously classified as investment securities as either available-for-sale or held-to-maturity securities.
Financial Statements - Page 5

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended January 31, 2007
(Unaudited)

2.	Changes in Accounting Policy (continued)

Available-for-sale securities are measured at fair value with unrealized gains and losses recorded in other comprehensive income until the security is either sold, or if an unrealized loss is considered other than temporary, the unrealized loss is recorded in income. The criteria for other than temporary impairment remain unchanged. Available-for-sale securities where there is no quoted market price, including securities whose sale is restricted, will continue to be recorded at amortized cost. We have not classified any of our investment securities as held-to-maturity.

The new rules do not impact accounting for our merchant banking investments or investments in corporate equity where we exert significant influence, but not control. These are recorded as other securities on our Consolidated Balance Sheet. Additional information on our policies related to securities, determining fair value and other than temporary impairment is included in Note 3 to our consolidated financial statements for the year ended October 31, 2006.

On November 1, 2006, we remeasured our available-for-sale securities at fair value, as appropriate. A net unrealized gain of $3 million was recorded in opening accumulated other comprehensive income.

(b) Hedging Derivatives
The new rules require us to record all of our hedging derivatives at fair value. Prior to November 1, 2006, we accounted for derivatives that qualified as accounting hedges on an accrual basis.

The types of hedging relationships that qualify for hedge accounting have not changed under the new rules. We will continue to designate our hedges as either cash flow hedges or fair value hedges. A description of the items or transactions that we hedge and the risk management policy for each type of hedge is included in Note 9 to our consolidated financial statements for the year ended October 31, 2006.

(i) Cash Flow Hedges
Cash flow hedges are used to manage the possible increase or decrease in interest income or expense related to variable rate assets and liabilities due to changes in interest rates.

Under the new rules, we will continue to record interest receivable or payable on the derivative as an adjustment to interest, dividend and fee income in the Consolidated Statement of Income over the life of the hedge.

To the extent that changes in the fair value of the derivative offset changes in the fair value of the hedged item, they are recorded in other comprehensive income. Any portion of the change in fair value of the derivative that does not offset changes in the fair value of the hedged item (the ineffectiveness of the hedge) is recorded directly in non-interest revenue, other in the Consolidated Statement of Income. The ineffective portion of our cash flow hedges totalled $1 million for the quarter ended January 31, 2007.

For hedges that are discontinued before the end of the original hedge term, the unrealized gain or loss in other comprehensive income is amortized to interest, dividend and fee income in the Consolidated Statement of Income over the remaining term of the original hedge. If the hedged item is sold or settled, the entire unrealized gain or loss is recognized in interest, dividend and fee income in the Consolidated Statement of Income. The amount of other comprehensive loss that is expected to be reclassified to the Consolidated Statement of Income over the next 12 months is $15 million ($10 million after tax). This will be offset by increased net interest income on assets and liabilities that are hedged.

On November 1, 2006, we remeasured our cash flow hedge derivatives at fair value. The portion of the fair value that offset the fair value of the hedged item totalled $8 million ($5 million after tax) and was recorded in opening accumulated other comprehensive income. The ineffective portion of cash flow hedges recorded in opening retained earnings totalled less than $1 million. We also reclassified $86 million ($56 million after tax) of deferred losses related to cash flow hedges that were discontinued prior to November 1, 2006 from other assets to opening accumulated other comprehensive income.
Financial Statements - Page 6

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended January 31, 2007
(Unaudited)

2.	Changes in Accounting Policy (continued)

(ii) Fair Value Hedges
Fair value hedges are used to manage possible changes in the value of our fixed rate assets and liabilities due to changes in interest rates. For fair value hedges, not only is the hedging derivative recorded at fair value but fixed rate assets and liabilities that are part of a hedging relationship are adjusted for the changes in value of the risk being hedged (quasi fair value). To the extent that the change in the fair value of the derivative does not offset changes in the quasi fair value adjustment to the hedged item (the ineffectiveness of the hedge), the net amount will be recorded directly in non-interest revenue, other in the Consolidated Statement of Income. The ineffective portion of our fair value hedges totalled less than $1 million for the quarter ended January 31, 2007.

For fair value hedges that are discontinued, we cease adjusting the hedged item to quasi fair value. The quasi fair value adjustment on the hedged item will be recorded as an adjustment to the interest income/expense on the hedged item over its remaining term to maturity. If the hedged item is sold or settled, any remaining quasi fair value adjustment would be included in the determination of the gain or loss on sale or settlement.

When we remeasured fair value hedging derivatives to fair value on November 1, 2006, we made a corresponding adjustment to the carrying value of the items that we hedge with those derivatives (quasi fair value adjustment). The difference between these two amounts was recorded in opening retained earnings and totalled less than $1 million. On November 1, 2006, we also reclassified deferred amounts related to fair value hedges that were discontinued prior to November 1, 2006 from other assets to adjust the carrying amount of the items that were previously hedged. Quasi fair value adjustments related to these two activities were comprised of an increase in loans of $3 million, an increase in deposits of $38 million, an increase in subordinated debt of $9 million and an increase in other assets of $6 million.

(c) Fair Value Option
The new rules allow management to elect to measure financial instruments that would not otherwise be accounted for at fair value as trading instruments with changes in fair value recorded in income provided they meet certain criteria. Financial instruments must be designated on November 1, 2006 when the new standard was adopted or when new financial instruments are acquired, and the designation is irrevocable.

Structured notes issued by the Bank include embedded options. The Bank enters into derivatives which manage our exposure to changes in the structured note fair value caused by changes in interest rates. The structured notes are designated as trading under the fair value option which better aligns the accounting result with how the portfolio is managed. These notes are classified as other liabilities. The fair value and amount due at contractual maturity of these notes as at January 31, 2007 was $532 million and $526 million, respectively. The impact of recording these notes as trading was an increase in non-interest revenue, trading revenues of $3 million for the quarter ended January 31, 2007. The increase was offset by a loss on the derivatives.

Securities in our insurance subsidiaries that support our insurance liabilities have been designated as trading under the fair value option. Since the actuarial calculation of insurance liabilities is based on the recorded value of the securities supporting them, recording the securities at fair value better aligns the accounting result with how the portfolio is managed. The fair value of these securities as at January 31, 2007 was $33 million. The impact of recording these securities as trading was an increase in non-interest revenue, insurance income of less than $1 million for the quarter ended January 31, 2007.

On November 1, 2006, we remeasured the portfolio of structured notes and certain of our insurance subsidiary securities at fair value. The net unrealized loss of less than $1 million was recorded in opening retained earnings.

(d) Effective Interest Method
Loan origination costs are included in our loan balances and are recognized in interest, dividend and fee income, loans, over the life of the resulting loan. Prior to November 1, 2006, an equal amount of loan origination costs were recognized each period over the life of the resulting loan. The new rules require that we use the effective interest method to recognize loan origination costs whereby the amount recognized varies over the life of the loan based on principal outstanding.
Financial Statements - Page 7

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended January 31, 2007
(Unaudited)

2.	Changes in Accounting Policy (continued)
As at November 1, 2006, we adjusted our deferred loan origination costs to what the balance would have been had we always used the effective interest method to recognize loan origination costs. The impact was a decrease in loans, residential mortgages of $87 million, a decrease in future income tax liability of $30 million and a decrease in retained earnings of $57 million.

3.	Allowance for Credit Losses
The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level which we consider adequate to absorb credit-related losses on our loans, customers’ liability under acceptances and other credit instruments. The portion related to other credit instruments is recorded in other liabilities in our Consolidated Balance Sheet. As at January 31, 2007 and January 31, 2006 there was no allowance for credit losses related to other credit instruments included in other liabilities.

A continuity of our allowance for credit losses is as follows:

(Canadian $ in millions)	For the three months ended

	Specific allowance		General allowance		Total

	January 31,	January 31,	January 31,	January 31,	January 31,	January 31,
	2007	2006	2007	2006	2007	2006

Balance at beginning of period	$153	$169	$905	$959	$1,058	$1,128
Provision for credit losses	52	52	-	-	52	52
Recoveries	22	20	-	-	22	20
Write-offs	(74)	(71)	-	-	(74)	(71)
Foreign exchange and other	3	-	17	(14)	20	(14)

Balance at end of period	$156	$170	$922	$945	$1,078	$1,115

4.	Securitization
During the quarter ended January 31, 2007, we securitized residential mortgages totalling $948 million for total cash proceeds of $942 million. There were no expected credit losses as the mortgages are guaranteed by third parties. We retained responsibility for servicing these mortgages. We recorded $5 million of gains in non-interest revenue, securitization revenues, $37 million of deferred purchase price in available-for-sale securities and $8 million of servicing liability in other liabilities related to the securitization of those loans. The key weighted-average assumptions used to value the deferred purchase price for these securitizations was an average term of 4.7 years, a prepayment rate of 9.0%, an interest rate of 5.33% and a discount rate of 4.19%.

In addition, gains on sales of loans sold to all revolving securitization vehicles were $55 million for the quarter ended January 31, 2007.

5.	Acquisitions

First National Bank & Trust
On January 4, 2007, we completed the acquisition of First National Bank & Trust (“First National”) for total cash consideration of $342 million. The results of First National’s operations have been included in our consolidated financial statements since that date. The acquisition of First National provides us with the opportunity to expand our banking services in the Indianapolis, Indiana market. As part of this acquisition, we acquired a core deposit intangible asset, which will be amortized on an accelerated basis over a period not to exceed 10 years. Goodwill related to this acquisition is deductible for tax purposes. First National is part of our Personal and Commercial Banking U.S. reporting segment.

bcpbank Canada
On December 4, 2006, we completed the acquisition of bcpbank Canada, a full-service chartered bank, for total cash consideration of $42 million. The results of bcpbank Canada’s operations have been included in our consolidated financial statements since that date. As part of this acquisition, we acquired a core deposit intangible asset, which will be amortized on an accelerated basis over 10 years. Goodwill related to this acquisition is not deductible for tax purposes. bcpbank Canada is part of our Personal and Commercial Banking Canada reporting segment.
Financial Statements - Page 8

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended January 31, 2007
(Unaudited)

5.	Acquisitions (continued)

Villa Park Trust and Savings Bank
On December 1, 2005, we completed the acquisition of Chicago-based Villa Park Trust and Savings Bank (“Villa Park”), a community bank, for total cash consideration of $75 million. The results of Villa Park’s operations have been included in our consolidated financial statements since that date. The acquisition of Villa Park provides us with the opportunity to expand our banking services in the Chicago, Illinois market. As part of this acquisition, we acquired a core deposit intangible asset, which will be amortized on an accelerated basis over 10 years. Goodwill related to this acquisition is not deductible for tax purposes. Villa Park is part of our Personal and Commercial Banking U.S. reporting segment.

The estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition are as follows:

(Canadian $ in millions)		January 31, 2007	January 31, 2006

		bcpbank
	First National	Canada	Villa Park

Cash resources	$80	$47	$16
Securities	348	23	56
Loans	1,013	292	247
Premises and equipment	35	9	4
Goodwill	168	8	43
Core deposit intangible asset	48	12	7
Other assets	53	2	2

Total assets	1,745	393	375

Deposits	1,377	339	296
Other liabilities	26	12	4

Total liabilities	1,403	351	300

Purchase price	$342	$42	$75

The allocation of the purchase price for First National and bcpbank Canada is subject to refinement as we complete the valuation of the assets acquired and liabilities assumed.
6.	Employee Compensation

Stock Options
During the quarter ended January 31, 2007, we granted a total of 1,219,500 stock options. The weighted-average fair value of these options was $7.54 per option and was determined using a trinomial option pricing model, based on the following weighted-average assumptions:

For stock options granted during the three months ended January 31, 2007

Expected dividend yield	3.8%
Expected share price volatility	15.6%
Risk-free rate of return	4.0%
Expected period until exercise	7.4 years

Pension and Other Employee Future Benefit Expenses
We recorded pension and other employee future benefit expenses as follows:

(Canadian $ in millions)	Pension benefit plans		Other employee future benefit plans

	For the three months ended		For the three months ended

	January 31,	January 31,	January 31,	January 31,
	2007	2006	2007	2006

Benefits earned by employees	$40	$34	$5	$5
Interest cost on accrued benefit liability	55	52	12	11
Actuarial loss recognized in expense	16	21	4	4
Amortization of plan amendment costs	2	1	(1)	(2)
Expected return on plan assets	(69)	(62)	(1)	(1)

Benefits expense	44	46	19	17
Canada and Quebec pension plan expense	13	13	-	-
Defined contribution expense	4	3	-	-

Total pension and other employee future benefit expenses	$61	$62	$19	$17

Financial Statements - Page 9

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended January 31, 2007
(Unaudited)

7.	Restructuring Charge

On January 31, 2007, we recorded a restructuring charge of $135 million in the Consolidated Statement of Income. The objectives of the restructuring are to enhance customer service by directing spending and resources on front-line sales and service improvements; creating more efficient processes and systems across the company and continuing accelerating the pace of the company’s growth.

The charge relates to the elimination of approximately 1,000 positions in primarily non-customer-facing areas of the company across all support functions and business groups. Of the charge, $117 million relates to severance-related costs, $11 million is associated with premises-related charges and $7 million relates to other costs.

Premises-related charges include lease cancellation payments for those locations where we have legally extinguished our lease obligation as well as the carrying value of abandoned assets.

We engaged a professional services firm to provide us with strategic and organizational advice with respect to the restructuring initiatives. A charge of $7 million for these services has been included in the restructuring charge.

At January 31, 2007, we have recorded $121 million in other liabilities, other on the Consolidated Balance Sheet related to amounts to be paid in future periods.

8.	Share Capital

During the quarter ended January 31, 2007, we issued 14,000,000 4.5% Non-Cumulative Perpetual Class B Preferred Shares, Series 13, at a price of $25.00 per share, representing an aggregate issue price of $350 million.

During the quarter ended January 31, 2007, we repurchased 1,194,900 common shares at an average cost of $69.08 per share, totalling $82 million. During the quarter ended January 31, 2006, we repurchased 538,200 common shares at an average cost of $60.33 per share, totalling $32 million. There have been 1,660,700 common shares repurchased under the existing normal course issuer bid that expires on September 5, 2007 and pursuant to which we are permitted to repurchase up to 15,000,000 common shares.

Share Capital Outstanding (a)
(Canadian $ in millions, except as noted)	January 31, 2007
	Number
	of shares	Amount	Convertible into...

Preferred Shares - Classified as Liabilities
Class B - Series 4	8,000,000	$200	common shares (b)
Class B - Series 6	10,000,000	250	common shares (b)

		450

Preferred Shares - Classified as Equity
Class B - Series 5	8,000,000	200	-
Class B - Series 10 (c)	12,000,000	396	common shares (b)
Class B - Series 13	14,000,000	350	-

		946
Common Shares	500,834,764	4,279	-

Share Capital		$5,225

Stock options issued under stock option plan		n/a	23,584,878 common shares

(a)	For additional information refer to Notes 20 and 21 to our consolidated financial statements for the year ended October 31, 2006 on pages 118 to 121 of our 2006 Annual Report.

(b)	The number of shares issuable on conversion is not determinable until the date of conversion.

(c)	Face value is US$300 million.
n/a - not applicable

Financial Statements - Page 10

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended January 31, 2007
(Unaudited)

9.	United States Generally Accepted Accounting Principles Reporting under United States GAAP would have resulted in the following:

(Canadian $ in millions, except earnings per share figures)	For the three months ended
	January 31,	January 31,
	2007	2006	(1)

Net Income - Canadian GAAP	$585	$606
United States GAAP adjustments	(12)	(37)

Net Income - United States GAAP	$573	$569

Earnings Per Share
Basic - Canadian GAAP	$1.15	$1.19
Basic - United States GAAP	1.13	1.12
Diluted - Canadian GAAP	1.13	1.17
Diluted - United States GAAP	1.11	1.10

(1)	Amounts in the above table have been restated to reflect the changes in accounting policy described in Note 21 to our consolidated financial statements for the year ended October 31, 2006.
Hybrid Financial Instruments
During the quarter ended January 31, 2007, we adopted the new United States accounting standard on hybrid financial instruments. The new rules allow us to elect to measure certain hybrid financial instruments at fair value in their entirety, with any changes in fair value recognized in earnings. Under the previous rules, only the embedded derivative in the hybrid financial instrument was recorded at fair value. We did not elect to measure any hybrid financial instruments at fair value. The new standard did not have any impact on our consolidated financial statements.

Pensions and Other Employee Future Benefits
During the quarter ended January 31, 2007, we adopted the new United States accounting standard on pensions and other employee future benefit plans. The new rules will require us to recognize in our Consolidated Balance Sheet the funded status of the pension benefit and other employee future benefit plans, with a corresponding adjustment to accumulated other comprehensive income, net of tax. There will be no change in the calculation of the pension and other employee future benefits expense.

Financial Instruments
During the quarter ended January 31, 2007, we adopted new Canadian accounting requirements for financial instruments, hedges and other comprehensive income, which are harmonized with the United States accounting standards (see Note 2).

10.	Operating and Geographic Segmentation

Operating Groups
We conduct our business through operating groups, each of which has a distinct mandate. We determine operating groups based on our management structure and therefore our groups, and results attributed to them, may not be comparable with those of other financial services companies. We evaluate the performance of our groups using measures such as net income, revenue growth, return on equity, net economic profit and non-interest expense-to-revenue (productivity) ratio.

Personal and Commercial Banking Personal and Commercial Banking (“P&C”) is comprised of two operating segments: Personal and Commercial Banking Canada and Personal and Commercial Banking U.S.

Personal and Commercial Banking Canada
Personal and Commercial Banking Canada (“P&C Canada”) offers a full range of products and services to personal and business clients in Canada through branches and direct banking channels such as telephone banking, online banking and a network of automated banking machines.

Financial Statements - Page 11

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended January 31, 2007
(Unaudited)

10.	Operating and Geographic Segmentation (continued)

Personal and Commercial Banking U.S.
Personal and Commercial Banking U.S. (“P&C U.S.”) offers a full range of products and services to personal and business clients in the United States, primarily in the Chicago area and Indiana, through branches and direct banking channels such as telephone banking, online banking and a network of automated banking machines.

Private Client Group
Private Client Group (“PCG”) brings together all of our wealth management businesses. Operating primarily in Canada and the United States, PCG serves a full range of North American client segments, from mainstream to ultra-high net worth, as well as select institutional market segments. PCG offers clients a broad range of wealth management products and services, including full-service and direct investing, private banking and investment products, providing the tools they need to accumulate, protect and grow their financial assets.

Investment Banking Group
Investment Banking Group (“IBG”), operating under the BMO Capital Markets brand, combines all of our businesses serving corporate, institutional and government clients. In Canada and the United States, its clients span a broad range of industry sectors. IBG also serves clients in the United Kingdom, Europe, Asia and Australia. It offers clients complete financial solutions, including equity and debt underwriting, corporate lending and project financing, mergers and acquisitions, advisory services, merchant banking, securitization, treasury and market risk management, debt and equity research and institutional sales and trading.

Corporate Services
Corporate Services includes Technology and Operations (“T&O”) and the Corporate units that provide expertise and governance support in areas such as strategic planning, law, finance, internal audit, risk management, corporate communications, economics, corporate marketing, human resources and learning. Operating results for Corporate Services include revenues and expenses associated with certain securitization activities, the hedging of foreign-source earnings and activities related to the management of certain balance sheet positions and our overall asset liability structure.

T&O manages, maintains and provides governance over information technology, real estate, operations services and sourcing for the Bank. The unit focuses on enterprise-wide priorities that improve quality and efficiency.

Operating results for T&O are included with Corporate Services for reporting purposes. However, costs of T&O services are transferred to P&C, PCG, and IBG and only minor amounts are retained in T&O’s results. As such, results for Corporate Services largely reflect operating results of Corporate units.

Corporate Services also includes residual revenues and expenses representing the differences between actual amounts earned or incurred and the amounts allocated to operating groups.

Basis of Presentation
The results of these operating segments are based on our internal financial reporting systems. The accounting policies used in these segments are generally consistent with those followed in the preparation of our consolidated financial statements as disclosed in Notes 1 and 2. Notable accounting measurement differences are the taxable equivalent basis adjustment and the provision for credit losses, as described below.

Taxable Equivalent Basis
We analyze net interest income on a taxable equivalent basis (“teb”). This basis includes an adjustment which increases GAAP revenues and the GAAP provision for income taxes by an amount that would raise revenues on certain tax-exempt securities to a level that would incur tax at the statutory rate.

Analysis on a teb basis neutralizes the impact of investing in tax-exempt or tax-advantaged securities rather than fully taxable securities with higher yields. It reduces distortions in net interest income related to the choice of tax-advantaged and taxable investments.

Financial Statements - Page 12

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended January 31, 2007
(Unaudited)

10.	Operating and Geographic Segmentation (continued)

Provisions for Credit Losses
Provisions for credit losses are generally allocated to each group based on expected losses for that group over an economic cycle. Differences between expected loss provisions and provisions required under GAAP are included in Corporate Services.

Inter-Group Allocations
Various estimates and allocation methodologies are used in the preparation of the operating groups’ financial information. We allocate expenses directly related to earning revenue to the groups that earned the related revenue. Expenses not directly related to earning revenue, such as overhead expenses, are allocated to operating groups using allocation formulas applied on a consistent basis. Operating group net interest income reflects internal funding charges and credits on the groups’ assets, liabilities and capital, at market rates, taking into account relevant terms and currency considerations. The offset of the net impact of these charges and credits is reflected in Corporate Services.

Geographic Information
We operate primarily in Canada and the United States but also have operations in the United Kingdom, Europe, the Caribbean and Asia, which are grouped in Other countries. We allocate our results by geographic region based on the location of the unit responsible for managing the related assets, liabilities, revenues and expenses, except for the consolidated provision for credit losses, which is allocated based upon the country of ultimate risk.

Prior periods have been restated to give effect to the current period’s organization structure and presentation changes.

Financial Statements - Page 13

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended January 31, 2007
(Unaudited)

10.	Operating and Geographic Segmentation (continued) Our results and average assets, allocated by operating segment and geographic region, are as follows:

(Canadian $ in millions)

For the three months ended	P&C	P&C			Corporate	Total	Teb	Total
January 31, 2007	Canada	U.S.	PCG	IBG	Services (1)	(teb basis) (2)	adjustments	(GAAP basis)

Net interest income	$760	$186	$151	$232	$(94)	$1,235	$(39)	$1,196
Non-interest revenue	406	42	355	484	92	1,379	-	1,379

Total Revenue	1,166	228	506	716	(2)	2,614	(39)	2,575
Provision for credit losses	80	9	1	20	(58)	52	-	52
Non-interest expense	649	175	359	415	162	1,760	-	1,760

Income before taxes and non-controlling interest in subsidiaries	437	44	146	281	(106)	802	(39)	763
Income taxes	145	15	51	62	(75)	198	(39)	159
Non-controlling interest in subsidiaries	-	-	-	-	19	19	-	19

Net Income	$292	$29	$95	$219	$(50)	$585	$-	$585

Average Assets	$117,128	$23,509	$6,960	$192,774	$3,067	$343,438	$-	$343,438

Goodwill (As At)	$101	$778	$327	$98	$2	$1,306	$-	$1,306

For the three months ended	P&C	P&C			Corporate	Total	Teb	Total
January 31, 2006 (3)	Canada	U.S.	PCG	IBG	Services (1)	(teb basis) (2)	adjustments	(GAAP basis)

Net interest income	$726	$185	$138	$207	$(43)	$1,213	$(31)	$1,182
Non-interest revenue	370	40	326	536	27	1,299	-	1,299

Total Revenue	1,096	225	464	743	(16)	2,512	(31)	2,481
Provision for credit losses	78	8	1	20	(55)	52	-	52
Non-interest expense	624	161	327	420	48	1,580	-	1,580

Income before taxes and non-controlling interest in subsidiaries	394	56	136	303	(9)	880	(31)	849
Income taxes	132	23	45	81	(26)	255	(31)	224
Non-controlling interest in subsidiaries	-	-	-	-	19	19	-	19

Net Income	$262	$33	$91	$222	$(2)	$606	$-	$606

Average Assets	$111,467	$21,625	$6,428	$154,745	$4,533	$298,798	$-	$298,798

Goodwill (As At)	$93	$591	$325	$98	$2	$1,109	$-	$1,109

For the three months ended
January 31, 2007	Canada	United States	Other countries	Total (2)

Net interest income	$913	$245	$77	$1,235
Non-interest revenue	999	348	32	1,379

Total Revenue	1,912	593	109	2,614
Provision for credit losses	51	1	-	52
Non-interest expense	1,263	455	42	1,760

Income before taxes and non-controlling interest in subsidiaries	598	137	67	802
Income taxes	147	36	15	198
Non-controlling interest in subsidiaries	14	5	-	19

Net Income	$437	$96	$52	$585

Average Assets	$203,317	$107,922	$32,199	$343,438

Goodwill (As At)	$419	$887	$-	$1,306

For the three months ended
January 31, 2006 (3)	Canada	United States	Other countries	Total (2)

Net interest income	$902	$273	$38	$1,213
Non-interest revenue	900	353	46	1,299

Total Revenue	1,802	626	84	2,512
Provision for credit losses	49	3	-	52
Non-interest expense	1,121	426	33	1,580

Income before taxes and non-controlling interest in subsidiaries	632	197	51	880
Income taxes	190	63	2	255
Non-controlling interest in subsidiaries	14	5	-	19

Net Income	$428	$129	$49	$606

Average Assets	$185,877	$87,015	$25,906	$298,798

Goodwill (As At)	$410	$699	$-	$1,109

(1)	Corporate Services includes Technology and Operations.

(2)	Taxable equivalent basis - see Basis of Presentation section.

(3)	Amounts in the above tables have been restated to reflect the changes in accounting policy described in Note 21 to our consolidated financial statements for the year ended October 31, 2006.

Financial Statements - Page 14